FedEx.


SEC MAIL
PROCESSING
RECEIVED
AUG 1 6 2005
WASH, D.C.
190
SECTION


05063900





I can see farther.

I can reach beyond the walls of
my home, office and store.




KAENON



With one loading dock, I can reach customers around the globe.


US D



I can be a local merchant and a citizen of the world.






I can gain access to almost anyone or anything on
the planet. This used to be the astronauts' view —
now it's a map of my sales territory.


FedEx
Express

From the day our first customer shipped a box overnight, we've been at the leading edge of change.

We've pioneered packaging and systems, technologies and trade routes. We've enabled new ways of working and new business models. We've closed the gap between the virtual and physical worlds. All for one reason — to give people access to the goods, information and markets that make their growing expectations possible.

Can you see all that's possible?

Financial Highlights

In millions, except earnings per share

	2005[1]	2004[2]	Percent Change
Operating Results			
Revenues	**$29,363**	$24,710	19
Operating income	**2,471**	1,440	72
Operating margin	**8.4%**	5.8%	
Net income	**1,449**	838	73
Diluted earnings per common share	**4.72**	2.76	71
Average common and common equivalent shares	**307**	304	1
Capital expenditures	**2,236**	1,271	76
Financial Position			
Total assets	**$20,404**	$19,134	7
Long-term debt, including current portion	**2,796**	3,587	(22)
Common stockholders' investment	**9,588**	8,036	19

Revenues (in billions)


2001 2002 2003 2004[2] 2005
$19.6 $20.6 $22.5 $24.7 $29.4

Diluted earnings per common share


2001 2002 2003 2004[2] 2005[1]
$1.99 $2.34 $2.74 $2.76 $4.72

Return on average equity


2001 2002 2003 2004[2] 2005[1]
10.9% 11.4% 12.0% 10.9% 16.4%

Capital expenditures (% of revenues)


2001 2002 2003 2004 2005
9.6% 7.8% 6.7% 5.1% 7.6%

Debt to total capitalization


2001 2002 2003 2004 2005
26.4% 21.6% 21.7% 30.9% 22.6%

Stock price (May 31 close)


2001 2002 2003 2004 2005
$40.00 $53.95 $63.98 $73.58 $89.42

(1) 2005 includes $48 million ($31 million, net of tax, or $0.10 per diluted share) related to an Airline Stabilization Act charge and a $12 million or $0.04 per diluted share benefit from an income tax adjustment.

(2) 2004 includes $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs and a $37 million, net of tax, or $0.12 per diluted share benefit related to a favorable ruling on an IRS tax case and the reduction of the company's effective tax rate. 2004 also includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition), including revenues of $621 million and operating income of $45 million.

TO OUR SHAREOWNERS:

A snapshot of FedEx Corporation for fiscal year 2005 shows record revenues and earnings from solid execution of our business strategy. However, I believe the real story is not a single snapshot but the bigger picture — one of long-term, sustained growth and shareowner value.

At FedEx, the bigger picture starts with a clear vision executed through a unique operating strategy and brought to life through a sense of purpose shared by our unmatched team.

A Vision for Global Access

FedEx sees a global marketplace with expanded access to goods, services and information. It's good for individuals, good for businesses and good for nations. Countries with higher levels of access consistently have higher growth rates for GDP and per capita income, and as world GDP continues to expand, global trade is expected to increase twelvefold over the next three decades.

More than two decades ago, we envisioned China as a nexus of global supply and demand. FedEx Express became the first all-cargo carrier to enter that market in 1984 and now operates more all-cargo flights to and from China than any other U.S. airline. In FY05, FedEx Express launched the express industry's first direct flight from mainland China to Europe. The westbound around-the-world flight is the initial phase of a plan that extends the company's global connectivity leadership. This flight will further enhance our service offerings between the fastest growing economies in both markets. In FY09, we also plan to open a new hub at the Guangzhou Bauyun International Airport in southern China to better serve our global customers doing business in and with the fast-growing China and Asia-Pacific markets.

In addition to improving access to our physical transportation networks, our vision also calls for improved access to information. Last November, fedex.com celebrated its 10th year and exceeded the one-billion mark for packages tracked online. When it comes to technology solutions, one of our greatest successes this year was the launch of File, Print FedEx Kinko's, a software enhancement to the Microsoft Office Suite that turns the "print" function into a direct link to any U.S. FedEx Kinko's Office and Print Center.

Our entire Information Technology organization has stepped back to look at the bigger picture, taking on a major transformation to enable us to deliver faster business solutions and improve return on investment. In FY06, we expect to see real benefits from that multi-year transformation.

Effective Operating Strategy

Our strong performance in FY05 may be largely credited to the successful execution of our unique "operate independently, compete collectively" strategy. We operate independently to allow our companies to focus on very distinct market needs while we compete collectively under the FedEx brand name worldwide.

Independently, we continued to improve the efficiency of each network. Both FedEx Ground and FedEx Freight have significantly reduced transit times, which provides an even greater value proposition for customers who are speeding up their supply chains.

Our major networks also continued to expand capacity to meet customer needs and promote business growth. For example, FedEx Ground opened major facilities in Dallas and Cincinnati, continuing our plan to increase network capacity to five million packages a day by 2010. Also in FY05, we expanded the FedEx Ground service portfolio with the acquisition of Parcel Direct, now called FedEx SmartPost. Targeted to customers in the fast-growing e-tail and catalog industries, FedEx SmartPost provides a cost-effective means of shipping low-weight, less-time-sensitive goods.

When it comes to "operating independently," the FedEx Ground contractor model is a perfect example. Although we believe the contractor model is best for our contractors, our customers, our company and our shareowners, it has recently been challenged by a small number of current and former owner-operators. These proceedings question whether owner-operators — who enjoy great opportunities through self-employment — should be classified as employees. We will continue to defend our model vigorously to keep the entrepreneurial spirit alive and to ensure superior service for our customers.

While our strategy provides the freedom and flexibility to operate independently, our companies all compete collectively. Five years ago, when we extended the FedEx brand name to our major operating companies, we made a commitment to provide easy, one-touch access for our customers to the full range of FedEx services. In FY05, we did a better job of that than ever before, particularly in cross-selling the entire portfolio of FedEx services.

Another part of our collective strategy involves our retail presence — giving our customers a convenient drop-off point for both Express and Ground package shipping. With the conversion of 176 former FedEx World Service Centers to FedEx Kinko's Ship Centers, along with the continued opening of new locations, FedEx Kinko's now has about 1,440 centers worldwide, up from about 1,200 a year ago.

An Outstanding Experience

Along with our vision and our strategy, there is one more important ingredient. That's a clear sense of purpose. For every one of our more than 250,000 employees, contractors and team members around the world, our purpose is to deliver outstanding customer service. Internally, we call it The Purple Promise, which is, simply stated, "I will make every FedEx experience outstanding."

Our Promise extends to the way we work with each other, the way we serve our customers, and the way we care for communities and the environment. For example, we are building California's largest corporate solar-electric system atop our hub at Oakland International Airport to provide approximately 80 percent of the peak-load energy demand. At FedEx Kinko's, we increased the recycled content of the paper used behind the counter from 10 percent to 30 percent — conserving an estimated 19,000 tons of wood annually. Add that to our rollout of energy-saving hybrid vehicles and more fuel-efficient aircraft joining our fleet and it's clear that FedEx is taking a much broader view of environmental needs for today and for the future.

Seeing the Bigger Picture

By remaining focused on our vision, executing our strategy and coming together with a sense of purpose centered on our customers, FedEx is uniquely positioned to weather times of change and transition.

We remain committed to continuing to deliver for our shareowners by increasing earnings, return on our investments and cash flow.

Our outstanding results for FY05, and our plans for FY06 and beyond, are just part of the bigger picture. Our vision compels us to work for expanded access around the world. Our strategy requires us to invest in our networks wisely as we work together to strengthen the FedEx brand and reputation worldwide. Our purpose calls us to action, focused on serving our customers and our communities.

This bigger picture continues to open the world to our customers so they may turn the power of possibility into prosperity.

Sincerely,



Frederick W. Smith
Chairman, President and Chief Executive Officer



FedEx Corporation provides strategic leadership and consolidated financial reporting for the FedEx family of companies, managing a broad portfolio of transportation, e-commerce and business services.


FedEx
Express

FedEx Express provides time-definite shipping to more than 220 countries and territories, including every street address in the United States, delivering small packages and freight usually in one to three business days.


FedEx
Ground

FedEx Ground provides cost-effective, day-definite shipping, specializing in small-package ground delivery with convenient U.S. residential service through its FedEx Home Delivery service.


FedEx
Freight

FedEx Freight is a leading U.S. regional, less-than-truckload freight company, delivering within the United States and key international markets usually within one to two business days.


FedEx Kinko's

FedEx Kinko's is a leading provider of document solutions and business services, with a retail network of more than 1,400 locations in 11 countries.

L.L.Bean

"I am on your schedule."










L.L.Bean
L.L.Bean
L.L.Bean
L.L.Bean
L.L.Bean


L.L.Bean




FedEx
FedEx
Express

From factory to doorstep, L.L. Bean gives customers what they want.

"I do not consider a sale complete until goods are worn out and a customer still satisfied."

Leon Leonwood Bean founded his company in Freeport, Maine, in 1912 with a commitment to customer service that has since become legendary. The merchant offers a guarantee of 100 percent satisfaction on its rugged outdoor clothing and gear — even accepting returns decades after the purchase with no questions asked.

For the past 20 years, FedEx has helped L.L. Bean stay true to its heritage of giving people what they want, right down to shipping options. Customers can choose between lower prices (four to six days via FedEx Ground) or faster access (two days via FedEx Express).

To meet customer demand, FedEx runs its own facility under the same roof as L.L. Bean's 600,000-square-foot order fulfillment center in Freeport. The operation processes thousands of mail, phone, fax and Web orders every day, requiring precise coordination of people, products and information. And none of that speed or volume comes at the sacrifice of quality. For example, on the rare occasion when a stitch in a monogram goes awry, craftspeople carefully correct the design and send the product on its way down the maze of conveyor belts and right into a FedEx truck.

From there to the customer's home, L.L. Bean entrusts FedEx with guarding its century-long reputation for delivering 100 percent satisfaction.

llbean.com


"I was born global."

FedEx helps Kaenon span the world — as a startup company.

Athletes ranging from beach volleyball players to Indy 500 drivers turn to hot startup Kaenon Polarized for its must-have sunglasses. FedEx helps Kaenon deliver — anywhere.

When brothers Steve and Darren Rosenberg started Kaenon in 2001, they knew they could, in Darren Rosenberg's words, "build a better mousetrap." The brothers developed a polarized lens material that combines the optical clarity of glass with the lighter weight and impact resistance of polycarbonate. They also found a way to control the amount of light that gets through to the wearer's eyes, allowing the sunglasses to be customized for different activities and weather conditions.

But they still needed to get their breakthrough product to world markets.

"It was important for us to go global right away," said Darren Rosenberg, vice president. "A lot of startups don't do that, but we secured distributors in Europe and Australia." Customs procedures immediately presented a problem. The brothers worked with freight forwarders and attempted to deal with customs directly. Both approaches proved frustrating. Then Kaenon partnered with FedEx, which became its broker for global customs.

With decades of know-how about operating around the world, FedEx offers the expertise and shipping services to help any company enter new markets. Kaenon uses FedEx Express for international shipping, while FedEx Ground handles deliveries to retailers in the United States and Canada — as well as many of Kaenon's online customers. Now you're as likely to spot surfers and kiteboarders wearing Kaenon's glasses on the shoreline of Sydney, Australia, as you are at the company's home base of Newport Beach, Calif.

Darren Rosenberg put it simply: "FedEx becoming our global broker was huge for us."

kaenon.com


KAENON
POLARIZED
KAENON
POLARIZED



Shipping direct from China puts Motion Computing's products into customers' hands fast.

Motion Computing's tablet PCs are in demand around the world in places like hospitals, where the handheld computers replace the loose papers and clipboards that chart diagnosis and treatment.

To give customers immediate access to its industry-changing technology, Motion Computing uses FedEx to ship products from the factory in Shanghai, China, directly to North America and to countries in the European Union — by operating the industry's first direct link between mainland China and Europe.

"FedEx capabilities have been instrumental in helping us achieve our business objectives and greater efficiencies in our business model," said Jerome Kearns, vice president of global product fulfillment at Motion Computing. "The FedEx direct-ship programs from China to our distribution channel and to our end customers help Motion expand globally at an accelerated pace and in a cost-effective manner."

Since Motion Computing was founded by industry veterans in 2002, it has won customers in 18 countries. Among its competitive advantages: Customers can order its tablet PCs with the exact features to suit their needs — and get them shipped overnight. Forty percent of sales come from healthcare clients. 'Specially for Children, a pediatric hospital in Austin, Texas, has equipped its staff with tablet PCs to help minimize paperwork, so physicians and nurses can focus more on the children's care. For kids in Austin who need medical attention, the technology can make a big difference.

And for startups like Motion Computing, the strategic relationship with FedEx makes all the difference. "The unique capabilities that FedEx offers can help any company go global," said Kearns. "From shipping choices to understanding international import and export rules and regulations, FedEx can help reduce total cost as well as lead times — a winning combination for both company and customer."

motioncomputing.com


"I am the future."


UP
MENU
INFO
Taiwan
Hong Kong
Subic Bay
Philippines
Vietnam
OK
Fn
PENTAX

"I see a faster way."


AE-L

Pentax develops a new picture of global distribution.

Speed to market is critical for high-value products like Pentax digital and film cameras. Working together with FedEx, Japan's Pentax Corporation reduced its factory-to-retailer lead time by half in the United States, Canada and the Caribbean.

Pentax products bound for those markets used to take up to 10 days to go from factories across Asia to a central warehouse in Colorado, and then on to retailers. No longer.

The Pentax senior management team worked with FedEx to rethink its strategy. The result is an entirely new Pentax Direct Distribution System, with products moving from regional manufacturing to the FedEx Asia-Pacific Hub at Subic Bay, the Philippines. Inside the on-site Pentax operation, order data is received from Pentax information systems and individual shipments are prepared for direct delivery to retailers, using FedEx International Priority DirectDistribution.

The lean, efficient distribution model is not only five days faster but less costly, too, since Pentax saves on total inventory expense.

Pentax created an entirely new business model that allowed it to "maximize sales potential and minimize long-term inventory levels," said Michael L. Ducker, executive vice president international, FedEx Express. "The FedEx Express global air, ground and information technology networks are ideally suited to help Pentax speed delivery of its products."

pentax.com


"I am the world's longest printer cable."

"Microsoft and FedEx collaborated to create a productivity tool that offers users a simple, quick and convenient way to place print orders from any Windows application. Despite all the amazing advances that have been made over the past few decades, I believe we're only beginning to realize computing's potential — as File, Print FedEx Kinko's clearly shows."

Bill Gates

Chairman and Chief Software Architect,
Microsoft Corporation









FedEx and Microsoft connect your computer to a full range of document services.

Lisa McIlvoy was in a bind. She was flying out of town the next morning to deliver a presentation but didn't have the time or the equipment in her home office to make the 500 hard copies she needed to bring with her.

Using File, Print FedEx Kinko's, a free software tool that gives users a virtual printer cable to more than 1,100 FedEx Kinko's Office and Print Centers across the United States, McIlvoy placed an electronic order from her home computer.

"The copies were all ready when I arrived and they were sorted correctly with tabs and everything," said McIlvoy, a sales manager for W.P. Hickman Systems Inc. "It was like having my own personal assistant. It was convenient and a real time saver."

FedEx Kinko's has long been the trusted back office of remote workers like McIlvoy. With a digitally linked global network, FedEx Kinko's offers copying and printing, Internet access, video conferencing and other crucial services for the growing ranks of mobile business professionals.

The File, Print FedEx Kinko's tool, developed with Microsoft, works from the menu inside Windows desktop programs. It's just like sending a file to the printer, except the printer is at whichever FedEx Kinko's location you choose — even in another city. It's no wonder that usage is growing at the rate of more than 10,000 downloads per week.

fedex.com/us/officeprint/main

FedEx keeps CompUSA products flying off the shelves.

When shoppers are roaming the aisles of a superstore, the retailer's reputation depends on whether customers can find what they're looking for — or whether they drive away frustrated. CompUSA relies on FedEx Freight to help guarantee that any personal computer product it sells will almost always be in stock.

The FedEx Freight network is perfectly designed for CompUSA's fast-cycle inventory replenishment. Shipments from manufacturers arrive at five distribution centers around the nation, where the products are immediately sorted and loaded right onto FedEx Freight trucks, eliminating the costly need to warehouse goods. The trucks deliver directly to CompUSA's 252 stores, typically resupplying them in two days or less.

But FedEx Freight is only one part of the FedEx portfolio that the Dallas-based retail powerhouse has come to trust. CompUSA also depends on FedEx Express, FedEx Ground and FedEx Trade Networks to meet needs ranging from e-commerce fulfillment to customs clearance and freight forwarding.

Doug Brown, CompUSA's senior director of logistics, said, "As our valued business partner, FedEx helped CompUSA gain the competitive edge in the marketplace through cutting-edge supply chain technology, the right mix of transportation and the passionate spirit in which the relationship is managed."

compusa.com


SERVICE PLANS


"I bypass warehouses."
FedEx
Freight


"I am always fresh."






PERISHABLE
Once opened, contents may disappear immediately.
Shari's Berries
The unforgettable gift.
berries.com



Dipping and shipping the same day keeps Shari's Berries growing.

The business of fresh berries is part art, part science — and always a race against time. For Shari's Berries, winning that race means delivering hand-dipped strawberries for peak freshness.

"FedEx is an invaluable ally for us," said Kevin Beresford, the company's president and CEO. "We rely on FedEx because their people at every level are focused on customer service."

While the company's processes are meticulous — every berry is dipped and packaged by hand at the Roseville, Calif., headquarters on the day it is shipped — this is no small-scale operation. The ability to ship overnight has allowed Shari's Berries to increase annual revenue from $700,000 in 2000 to $8 million in 2004, making it one of America's top 400 e-commerce merchants. This year, Shari's Berries will dip two million strawberries in 60 tons of toppings and send them to 200,000 addresses using FedEx.

Valentine's Day is an awesome challenge for Shari's Berries, with 14,000 orders to be filled in a single day. To handle the spike in volume, FedEx Express brings empty air cargo containers to the Shari's Berries loading dock, fills them with shipments and takes them directly to its aircraft for distribution.

"Moving that many orders reliably and quickly requires a commitment from everyone at FedEx — not just locally, but across their entire network," Beresford said. "FedEx has it down to a science."

berries.com


"I need to be in Hong Kong..."

Strategic shipping helps Louis Vuitton get its most in-demand products in stores around the world.

Louis Vuitton's distinctive trunks and bags have been synonymous with luxury for 150 years. Since the arrival of designer Marc Jacobs in 1997, the company has diversified its product range, spurring it to even greater levels of success. Louis Vuitton now operates an exclusive retail network of 341 stores across 52 countries, supplying chic shoppers with its famous monogram bags, as well as a range of Ready-to-Wear and accessories.

Part of the stores' success is a combination of FedEx services that keeps the right mix of products in stock at each location.

The hottest, fast-selling merchandise is shipped from factories directly to Louis Vuitton stores worldwide by FedEx Express. Rush orders are handled by FedEx International Priority. For replenishing its classic stock, Louis Vuitton relies on FedEx Express to transport multi-piece heavyweight shipments from its international logistics and information processing center in Cergy, France, to distribution centers in Honolulu and Memphis. From Memphis, merchandise is shipped by FedEx Express and FedEx Ground to Louis Vuitton stores across the United States. The retailer often uses the Web-based FedEx InSight application to receive automatic notification of critical shipments and to view shipment status without inputting a tracking number.

"Louis Vuitton is aiming to increase the responsiveness of its logistics operations," said Vincent Barale, director of Logistics and Transportation for Louis Vuitton. "The services provided by FedEx enable us to reduce lead times while optimizing stock levels within our retail network. FedEx is an integral part of our remarkable, ongoing story of innovative luxury."

www.vuitton.com



"...and Brussels...and Chicago...and Johannesburg...and Melbourne...
and Sydney...and Manila...and Tokyo...and Salzburg...and Antwerp...and Cannes...
and Berlin...and São Paulo...and Athens...and Vancouver...
and Toronto...and Los Angeles...and Honolulu."


"I am an entrepreneur
at heart."

The FedEx contractor model lets thousands build their own future.

FedEx does more than serve small businesses. It helps create them.

Nick Ciardiello is one of thousands of independent contractors who pick up, transport and deliver packages for FedEx Ground and its residential service, FedEx Home Delivery.

The FedEx Ground business model allows the Woodbridge, N.J., contractor to be his own boss — and a successful small business. Ciardiello owns 16 trucks and operates 10 routes. He hires the workers he wants — a diverse group of 19 employees — while having one of the world's best-known brand names behind him. He also benefits from the FedEx global sales force, which steadily increases the number of packages he delivers. This can make his routes more valuable every year, since FedEx pays him based on volume as well as reliable performance.

This opportunity appeals to entrepreneurs who are willing to make the investment to get started in the business. In addition to the initial acquisition fee for the route, FedEx Ground contractors pay for their own trucks, insurance, uniforms, fuel and maintenance. And they're responsible for serving their routes safely and efficiently.

While it requires a lot of hard work, it can be a good long-term investment. It's not uncommon for FedEx Ground contractors to resell the rights to their routes at an attractive profit. Or, like Ciardiello, to continue to grow their business by carrying out their duties with the reliability and spirit the world expects from someone in a FedEx uniform.

"The best part about it is being the boss," Ciardiello said. "I can still climb into a truck and handle my share of stops when I have to, but working with FedEx Ground has given me the opportunity to become a total manager."

fedex.com/us/careers/independentcontractors.html


FedEx
Ground


FedEx

"I am clean."


Hybrid trucks carry FedEx farther.

FedEx's commitment to the environment starts behind the counter at every FedEx Kinko's, rises to the top of our hub in Oakland, Calif., and travels the streets of Tampa, Sacramento, New York City and Washington D.C. That's where we've begun deploying eco-friendly hybrid trucks.

The FedEx OptiFleet E700 diesel-electric hybrid is a revolution in truck technology. Developed in partnership among FedEx, Eaton Corp. and Environmental Defense, the hybrid produces 96 percent less soot than its diesel-only counterparts and travels more than 50 percent farther on a gallon of fuel. It will cost the same as a conventional truck over its lifetime while reducing both fuel costs and global-warming emissions by one-third.

The trucks are ideally suited for the frequent stop-and-go delivery pattern required in cities. When a driver hits the brakes on the hybrid, the batteries capture and store energy that is usually lost during deceleration. On acceleration, the batteries release the stored energy to produce a smooth acceleration that's quiet and fuel-efficient.

FedEx plans to add up to 75 new hybrids to its fleet by the spring of 2006 and replace as many diesel delivery trucks as possible during the normal replacement cycle within the next 10 years, if hybrid production rises and prices fall as desired — ultimately saving more than one million barrels of crude oil a year.

"As fuel prices rise, fuel-efficient trucks are an investment every company should be making," said Gwen Ruta, director of corporate partnerships at Environmental Defense. "They're not only good for business but good for America."

fedex.com/us/about/responsibility

TO OUR SHAREOWNERS:

Several years ago, we committed to managing FedEx Corporation for improving financial performance — setting very specific long-term goals around improved margins, earnings growth, better cash flow and higher return on capital. Since then, we've consistently delivered against those goals. And in FY05, we recorded our best performance yet.

As our independent operating companies and unique global networks continue to find new and better ways to compete collectively, demand for the entire portfolio of FedEx services has steadily grown. Over the past five years, FedEx Corporation revenue has increased to $29.4 billion in FY05 from $18.3 billion in FY00, thanks to solid volume growth, strategic acquisitions, new services and steady pricing discipline. Our continued focus on productivity across the corporation has helped us also drive sustainable improvement in operating margin in recent years, growing to 8.4 percent in FY05 from 6.7 percent in FY00. And during that same time period net income has more than doubled — increasing to $1.4 billion in FY05 from $688 million in FY00. We view this as a very strong indication that our operating strategy is working.

*Comparison of Five-Year Cumulative Total Return**


$ 300
$ 250
$ 200
$ 150
$ 100
$ 50
2000
2001
2002
2003
2004
2005
FedEx Corporation Common Stock
S&P 500
Dow Jones Transportation Average

*Shows the value, at the end of each of the last five fiscal years, of $100 invested in FedEx stock or the relevant index on May 31, 2000, and assumes reinvestment of dividends. Fiscal year ended May 31.

In response to the growing demand for our services, we've taken a very disciplined approach to investing in the business to increase capacity for future growth. We've been able to hold our capital expenditures to within 5 to 8 percent of revenue in recent years, and the $2.5 billion in capital spending forecasted for FY06 remains within that range. Additionally, solid improvement in operating cash flow allowed us to repay nearly $800 million in debt in FY05, and for the second straight year we have more than $1 billion in cash on the balance sheet.

This consistent performance and ongoing focus on our financial goals have also paid off for our shareowners. For the third straight year we increased our dividend payment, boosting our quarterly dividend by 14 percent to 8 cents per share on May 27, 2005. Even more significantly, for the five-year period ending May 31, 2005, our total cumulative return to shareowners is up more than 150 percent — outpacing the S&P 500 and the Dow Jones Transportation Index.

But not all of our financial goals deal with dollars. Another critical focus for FedEx is our long-standing commitment to integrity, transparency and excellent internal controls. In FY05, that commitment was demonstrated by more than 1,200 FedEx employees who spent nearly 100,000 hours ensuring we fully comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Thanks to their hard work, internal controls were strengthened with the documentation of approximately 225 key financial processes, which are supported by more than 200 financial IT systems. Our intention was not only to comply with the law but also to build upon a process that will further enhance a strong controls mindset across all of FedEx — today and into the future.

Our outstanding results in FY05 followed several years of consistently strong performance. Now, thanks to carefully planned expansion we are financially well positioned to take advantage of the host of future growth opportunities in the global marketplace.

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

OVERVIEW OF FINANCIAL SECTION

The financial section of the FedEx Corporation (also referred to as "FedEx") Annual Report, consists of this Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting policies and estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report.

ORGANIZATION OF INFORMATION

Our MD&A is comprised of three major sections: Results of Operations, Financial Condition and Critical Accounting Policies and Estimates. These sections include the following information:

- Results of Operations includes an overview of consolidated 2005 results compared to 2004, and 2004 results compared to 2003. This section also includes a discussion of key actions and events that impacted our results, as well as a discussion of our outlook for 2006.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2006) for each of our four reportable business segments.
- The financial condition of FedEx is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flows statements and our financial commitments.
- We conclude with a discussion of the critical accounting policies and estimates that we believe are important to understanding certain of the material judgments and assumptions incorporated in our reported financial results.

DESCRIPTION OF BUSINESS

FedEx provides a broad portfolio of transportation, e-commerce and business services through operating companies that compete collectively and are managed collaboratively under the respected FedEx brands. These operating companies are primarily represented by FedEx Express, the world's largest express transportation company; FedEx Ground, a leading provider of small-package ground delivery services; FedEx Freight, a leading U.S. provider of regional LTL freight services; and FedEx Kinko's, a leading provider of document solutions and business services, which was formed following the acquisition of Kinko's, Inc. on February 12, 2004. These companies form the core of our reportable segments. See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services;
- the volumes of transportation and business services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by average price per shipment (yield); and
- our ability to manage our cost structure for capital expenditures and operating expenses such as salaries and benefits, fuel and maintenance and to match such expenses to shifting volume levels.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2005 or ended May 31 of the year referenced and comparisons are to the prior year.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

The following table compares revenues, operating income, operating margin, net income and diluted earnings per share (dollars in millions, except per share amounts) for the years ended May 31:

	2005[1]	2004[2]	2003	Dollar Change 2005/2004	Dollar Change 2004/2003	Percent Change 2005/2004	Percent Change 2004/2003
Revenues	**$29,363**	$24,710	$22,487	**4,653**	2,223	**19**	10
Operating income	**$ 2,471**	$ 1,440	$ 1,471	**1,031**	(31)	**72**	(2)
Operating margin	**8.4%**	5.8%	6.5%	**NM**	NM	**260 bp**	(70) bp
Net income[3]	**$ 1,449**	$ 838	$ 830	**611**	8	**73**	1
Diluted earnings per share[3]	**$ 4.72**	$ 2.76	$ 2.74	**1.96**	0.02	**71**	1

(1) Includes $48 million ($31 million, net of tax, or $0.10 per diluted share) related to an Airline Stabilization Act charge described below.
(2) Includes $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs described below. Also, see Note 5 to the accompanying consolidated financial statements.
(3) 2005 includes a $12 million, or $0.04 per diluted share benefit from an income tax adjustment described below. 2004 includes a $37 million, net of tax, or $0.12 per diluted share benefit related to a favorable ruling on a tax case and the reduction of our effective tax rate described below. Also, see Note 12 to the accompanying consolidated financial statements.

The following table shows changes in revenues and operating income by reportable segment for 2005 compared to 2004, and 2004 compared to 2003 (in millions):

	Dollar Change Revenues 2005/2004	Dollar Change Revenues 2004/2003	Percent Change Revenues 2005/2004	Percent Change Revenues 2004/2003	Dollar Change Operating Income 2005/2004	Dollar Change Operating Income 2004/2003	Percent Change Operating Income 2005/2004	Percent Change Operating Income 2004/2003
FedEx Express segment	**1,988**	1,030	**11**	6	**785**[1]	(154)[2]	**125**	(20)
FedEx Ground segment	**770**	329	**20**	9	**82**	28	**16**	6
FedEx Freight segment	**528**	246	**20**	10	**110**	51	**45**	26
FedEx Kinko's segment	**1,545**	521	**NM**	NM	**61**	39	**NM**	NM
Other and Eliminations[3]	**(178)**	97	**NM**	NM	**(7)**	5	**(117)**	NM
	4,653	2,223	**19**	10	**1,031**	(31)	**72**	(2)

(1) Includes $48 million related to an Airline Stabilization Act charge described below.
(2) Includes $428 million of business realignment costs described below.
(3) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue and $6 million of operating income).

The following table shows selected operating statistics (in thousands, except yield amounts) for the years ended May 31:

	2005	2004	2003	Percent Change 2005/2004	Percent Change 2004/2003
Average daily package volume (ADV):					
FedEx Express	**3,259**	3,167	3,121	**3**	1
FedEx Ground	**2,609**	2,285	2,168	**14**	5
Total ADV	**5,868**	5,452	5,289	**8**	3
Average daily LTL shipments:					
FedEx Freight	**63**	58	56	**9**	4
Revenue per package (yield):					
FedEx Express	**$20.10**	$18.55	$17.69	**8**	5
FedEx Ground	**6.68**	6.48	6.25	**3**	4
LTL yield (revenue per hundredweight):					
FedEx Freight	**$15.48**	$14.23	$13.40	**9**	6

During 2005, revenue growth was attributable to volume and yield improvements across all transportation segments and the inclusion of FedEx Kinko's for the full year. Combined volume growth in our package businesses increased 8%, the strongest growth rate experienced in several years. Yields improved primarily due to incremental jet and diesel fuel surcharges and rate increases.

Revenue growth during 2004 was attributable to increased volumes of FedEx Express International Priority (IP), FedEx Ground and FedEx Freight shipments, as well as strong growth of IP yields at FedEx Express. Yield improvements at FedEx Ground and FedEx Freight also contributed to 2004 revenue growth. In addition, FedEx Kinko's (acquired on February 12, 2004) added $621 million of revenue during 2004.

During 2005, operating income increased primarily due to revenue growth in all transportation segments and improved margins at FedEx Express and FedEx Freight. FedEx Express benefited from the realization of a full year of savings from our 2004 business realignment programs (versus a half year in 2004), which reduced the growth in salaries, wages and benefits. Although our fuel costs increased significantly during 2005, higher revenues from our jet and diesel fuel surcharges at FedEx Express and FedEx Freight more than offset these higher fuel costs. In addition, reinstatement of a fuel surcharge at FedEx Ground during the third quarter of 2005 partially mitigated the impact of their higher fuel costs during the last two quarters of 2005.

Operating income decreased 2% in 2004 as costs related to our business realignment initiatives totaled $435 million (partially offset by approximately $150 million of savings). See "Business Realignment Costs" for a discussion of these costs and related savings. Higher incentive compensation and pension costs and base salary increases, as well as higher maintenance expenses, were offset by revenue growth and ongoing cost control efforts during the year.

Salaries and employee benefits expense increased 12% during 2005 primarily due to higher incentive compensation, a full 12 months of FedEx Kinko's and increased medical costs. Incentive compensation increased approximately $170 million during 2005 primarily due to above-plan operating income at our transportation segments. Pension cost increased only $18 million in 2005 after a $115 million increase in 2004. Salaries and benefits expense increased 10% during 2004 due to higher incentive compensation and pension costs, wage rate increases and the acquisition of FedEx Kinko's. Incentive compensation increased approximately $240 million during 2004 due to above-plan operating income, primarily at FedEx Express and FedEx Freight.

Purchased transportation increased at a faster rate than revenue in 2005 reflecting higher fuel surcharges from third party transportation providers and increased use of contract carriers to support international express and domestic LTL volume growth. Other operating expenses increased disproportionately in 2005 primarily due to the inclusion of a full year of production supplies costs at FedEx Kinko's.

Other Income and Expense and Income Taxes

Net interest expense increased $23 million during 2005. The increase in interest expense was primarily due to the full year effect of borrowings related to the FedEx Kinko's acquisition and the impact on comparisons of a prior year favorable adjustment (the positive resolution of the tax case described below). Net interest expense decreased slightly in 2004 as the effects of the tax case described below offset increases to interest expense. These increases were due to the amendment of aircraft operating leases and the adoption of Financial Accounting Standards Board Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which together resulted in eight MD11 aircraft being recorded as fixed assets and the related obligations being recorded as long-term debt. Interest expense in 2004 was also affected by additional borrowings related to the FedEx Kinko's acquisition in February of 2004. Other expense also increased $14 million during 2005, primarily due to the writedown of certain individually immaterial investments and foreign exchange transaction losses.

Our effective tax rate was 37.4% in 2005, 36.5% in 2004, and 38.0% in 2003. The 37.4% effective tax rate in 2005 was favorably impacted ($12 million tax benefit or $0.04 per diluted share) by the one-time reduction of a valuation allowance on foreign tax credits arising from certain of our international operations as a result of the passage of the American Jobs Creation Act of 2004 and by a lower effective state tax rate. The lower effective rate in 2004 was primarily attributable to the favorable decision in the tax case discussed below, stronger than anticipated international results and the results of tax audits during 2004. Our stronger than anticipated international results, along with other factors, increased our ability to credit income taxes paid to foreign governments on foreign income against U.S. income taxes on the same income, thereby mitigating the exposure to double taxation. For 2006, we expect the effective tax rate to be approximately 38%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

In February 2005, the Sixth Circuit Court of Appeals reaffirmed the favorable ruling from the U.S. District Court in Memphis regarding the tax treatment of jet engine maintenance costs, previously received during the first quarter of 2004. The period during which the U.S. Department of Justice could appeal the decision lapsed in May 2005, making the decision final. The district court held that these costs were ordinary and necessary business expenses and properly deductible in our income tax returns. Neither the Sixth Circuit's decision nor the government's decision not to pursue an appeal had any impact on our financial condition, results of operations or tax rate during 2005. As a result of the District Court ruling, we recognized a one-time benefit of $26 million, net of tax, or $0.08 per diluted share in the first quarter of 2004, primarily related to the reduction of accruals and the recognition of interest earned on amounts previously paid to the IRS. These adjustments affected both net interest expense ($30 million pretax) and income tax expense ($7 million). We expect to receive a refund payment of approximately $80 million (before income taxes of approximately $16 million) from the U.S. government in the first quarter of 2006, which is included in current receivables.

Business Realignment Costs

During the first half of 2004, voluntary early retirement incentives with enhanced pension and postretirement healthcare benefits were offered to certain groups of employees at FedEx Express who were age 50 or older. Voluntary cash severance incentives were also offered to eligible employees at FedEx Express. These programs were limited to eligible U.S. salaried staff employees and managers. Approximately 3,600 employees accepted offers under these programs. Costs were also incurred for the elimination of certain management positions, primarily at FedEx Express and FedEx Services, based on the staff reductions from the voluntary programs and other cost reduction initiatives. Costs for the benefits provided under the voluntary programs were recognized in the period that eligible employees accepted the offer. Other costs associated with business realignment activities were recognized in the period incurred.

We recognized $435 million of business realignment costs during 2004. No material costs for these programs were incurred in 2005. At May 31, 2004, we had remaining business realignment related accruals of $28 million. The remaining accruals relate to management severance agreements, which are payable over future periods. At May 31, 2005, these accruals had decreased to $7 million due predominantly to cash payments made in 2005.

Over the past few years, we have taken many steps to bring our expense growth in line with revenue growth, particularly at FedEx Express, while maintaining our industry-leading service levels. The business realignment programs were another step in this ongoing process of reducing our cost structure to increase our competitiveness, meet the future needs of our employees and provide the expected financial returns for our shareholders.

Airline Stabilization Act Charge

During the second quarter of 2005, the United States Department of Transportation ("DOT") issued a final order in its administrative review of the FedEx Express claim for compensation under the Air Transportation Safety and System Stabilization Act ("Act"). Under its interpretation of the Act, the DOT determined that FedEx Express was entitled to $72 million of compensation, an increase of $3 million from its initial determination. Because we had previously received $101 million under the Act, the DOT demanded repayment of $29 million, which was made in December 2004. Because we could no longer conclude that collection of the entire $119 million of such compensation recorded in 2002 was probable, we recorded a charge of $48 million in the second quarter of 2005 ($31 million net of tax, or $0.10 per diluted share), representing the DOT's repayment demand of $29 million and the write-off of a $19 million receivable. We are vigorously contesting this determination judicially and will continue to aggressively pursue our compensation claim. Should any additional amounts ultimately be recovered by FedEx Express on this matter, they will be recognized in the period that they are realized.

Outlook

Our outlook for 2006 is based on the expectation of continued, albeit slower, growth in the U.S. economy. While comparisons will be more difficult against a very strong 2005, we expect continued revenue and earnings growth across all FedEx operating companies. We also expect a stable global economy in 2006, supported by stable worldwide monetary policy and continued growth in corporate profitability in the U.S. and Asia.

Volatility in fuel costs may pressure quarterly earnings growth as the trailing impact of adjustments to the FedEx Express fuel surcharge can significantly affect earnings in the short term. Incremental costs associated with the new westbound around-the-world flight at FedEx Express will be significant in 2006, and a competitive pricing environment may limit base U.S. domestic yield growth, particularly in our package businesses. U.S. domestic pension costs are expected to increase by more than $60 million in 2006 based on a declining discount rate.

Our management teams continue to examine additional cost reduction and operational productivity opportunities as we focus on optimizing our networks, improving our service offerings and enhancing the customer experience. These opportunities include initiatives to improve pickup and delivery efficiency, increase cross-operating company collaboration, and manage the growth of employee salaries and benefits. During 2006, we expect continued strong growth of international volumes and yields at FedEx Express. We expect modest growth in U.S. domestic revenue at FedEx Express. We anticipate improved volumes and yields at FedEx Ground and FedEx Freight, as FedEx Ground continues its multi-year capacity expansion plan and FedEx Freight continues to grow its regional and interregional business and enhance its portfolio of services. We expect that FedEx Kinko's will generate revenue growth from the transition of FedEx World Service Centers to FedEx Kinko's Ship Centers, the growth of current lines of business and expansion of our retail network.

Investments in our highest margin service lines will accelerate in 2006 as we add incremental international routes, deploy new productivity-enhancing technologies and broaden the size of our aircraft fleet and sortation capacity to meet future growth. While these investments will increase costs, we still expect improvement in operating margin and cash flows in 2006.

The pilots of FedEx Express, which represent a small number of FedEx Express total employees, are employed under a collective bargaining agreement that became amendable on May 31, 2004. In accordance with applicable labor law, we will continue to operate under our current agreement while we negotiate with our pilots. Contract negotiations with the pilots' union began in March 2004 and are ongoing. We cannot estimate the financial impact, if any, the results of these negotiations may have on our future results of operations.

Increased security requirements for air cargo carriers have not had a material impact on our operating results for the periods presented. In November 2004, the Transportation Security Administration ("TSA") proposed new rules enhancing many of the security requirements for air cargo on both passenger and all-cargo aircraft. Because the TSA's proposed rules are subject to comment, any final rules may differ significantly from the proposed rules. Accordingly, it is not yet possible to estimate the impact, if any, that the adoption of new rules by the TSA or any other additional security requirements may have on our results of operations. However, it is possible that increased security requirements could impose substantial incremental costs on us and our competitors.

Future results will depend upon a number of factors, including U.S. and international economic conditions, the impact from any terrorist activities or international conflicts, our ability to match our cost structure and capacity with shifting volume levels, our ability to effectively leverage our new service and growth initiatives and our ability to successfully conclude contract negotiations with our pilots and defend against challenges to our independent contractor model described in Note 19 to the accompanying consolidated financial statements. In addition, adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, our operating income could be materially affected should the price of fuel suddenly change by a significant amount. See "Forward-Looking Statements" for a more complete discussion of potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our businesses are seasonal in nature. The transportation and business services industries are affected directly by the state of the overall domestic and international economies. Seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia to U.S. market, peaks in October and November due to U.S. holiday sales. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically exhibited lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For FedEx Freight, the spring and fall are the busiest periods and the latter part of December, January and February are the slowest periods. For FedEx Kinko's, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather.

NEW ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based Payment." SFAS 123R is a revision of SFAS 123 and supersedes APB 25. The new standard requires companies to record compensation expense for stock-based awards using a fair value method and is effective for annual periods beginning after June 15, 2005 (effective in 2007 for FedEx). Compensation expense will be recorded over the requisite service period, which is typically the vesting period of the award. We plan to adopt this standard using the modified prospective method.

The impact of the adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, as well as the assumptions and the fair value model used to value them, and the market value of our common stock. If applied to the years ended May 31, 2005 and 2004, the impact of that standard would have materially approximated that of SFAS 123 as presented in Note 1 to the accompanying consolidated financial statements (reducing earnings per diluted share in 2005 and 2004 by $0.12 and $0.08, respectively). SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current standards. Based on historical experience, we do not expect the impact of adopting SFAS 123R to be material to our reported consolidated cash flows.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground, FedEx Freight and FedEx Kinko's form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	FedEx Express (express transportation) FedEx Trade Networks (global trade services)
FedEx Ground Segment	FedEx Ground (small-package ground delivery) FedEx SmartPost (small-parcel consolidator) FedEx Supply Chain Services (contract logistics)
FedEx Freight Segment	FedEx Freight (LTL freight transportation) FedEx Custom Critical (time-critical transportation) Caribbean Transportation Services (airfreight forwarding)
FedEx Kinko's Segment	FedEx Kinko's (document solutions and business services)

FedEx Services provides customer-facing sales, marketing and information technology support, primarily for FedEx Express and FedEx Ground. The costs for these activities are allocated based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the cost of providing these functions. The operating expenses line item "Intercompany charges" on the accompanying financial summaries of our reportable segments includes the allocations from FedEx Services to FedEx Express, FedEx Ground, FedEx Freight and FedEx Kinko's. The "Intercompany charges" caption also includes allocations for services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. Management evaluates segment financial performance based on operating income.

In addition, certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. Such intersegment revenues and expenses are not separately identified in the following segment information as the amounts are not material and are eliminated in the consolidated results.

FEDEX EXPRESS SEGMENT

The following table compares revenues, operating expenses and operating income and margin (dollars in millions) for the years ended May 31:

	2005	2004	2003	Percent Change 2005/2004	Percent Change 2004/2003
Revenues:					
Package:					
U.S. overnight box	**$ 5,969**	$ 5,558	$ 5,432	**7**	2
U.S. overnight envelope	**1,798**	1,700	1,715	**6**	(1)
U.S. deferred	**2,799**	2,592	2,510	**8**	3
Total U.S. domestic package revenue	**10,566**	9,850	9,657	**7**	2
International Priority (IP)	**6,134**	5,131	4,367	**20**	17
Total package revenue	**16,700**	14,981	14,024	**11**	7
Freight:					
U.S.	**1,854**	1,609	1,564	**15**	3
International	**381**	393	400	**(3)**	(2)
Total freight revenue	**2,235**	2,002	1,964	**12**	2
Other[1]	**550**	514	479	**7**	7
Total revenues	**19,485**	17,497	16,467	**11**	6
Operating expenses:					
Salaries and employee benefits	**7,704**	7,403	7,001	**4**	6
Purchased transportation	**843**	694	609	**21**	14
Rentals and landing fees	**1,608**	1,531	1,557	**5**	(2)
Depreciation and amortization	**798**	810	818	**(1)**	(1)
Fuel	**2,012**	1,343	1,231	**50**	9
Maintenance and repairs	**1,276**	1,193	1,087	**7**	10
Business realignment costs	**–**	428	–	**NM**	NM
Intercompany charges	**1,509**	1,442	1,328	**5**	9
Other	**2,321**[2]	2,024	2,053	**15**	(1)
Total operating expenses	**18,071**	16,868[3]	15,684	**7**	8
Operating income	**$ 1,414**	$ 629	$ 783	**125**	(20)
Operating margin	**7.3%**[2]	3.6%[3]	4.8%		

(1) Other revenues includes FedEx Trade Networks.
(2) Includes $48 million related to an Airline Stabilization Act charge, described herein, which reduced operating margin by 25 basis points.
(3) The $428 million of business realignment costs, described herein, reduced operating margin by 244 basis points.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2005	2004	2003	Percent Change 2005/2004	Percent Change 2004/2003
Package Statistics[1]					
Average daily package volume (ADV):					
U.S. overnight box	**1,184**	1,179	1,176	**–**	–
U.S. overnight envelope	**680**	667	679	**2**	(2)
U.S. deferred	**958**	925	897	**4**	3
Total U.S. domestic ADV	**2,822**	2,771	2,752	**2**	1
IP	**437**	396	369	**10**	7
Total ADV	**3,259**	3,167	3,121	**3**	1
Revenue per package (yield):					
U.S. overnight box	**$ 19.77**	$ 18.49	$ 18.18	**7**	2
U.S. overnight envelope	**10.37**	10.00	9.95	**4**	1
U.S. deferred	**11.46**	10.99	11.02	**4**	–
U.S. domestic composite	**14.69**	13.94	13.82	**5**	1
IP	**55.07**	50.75	46.59	**9**	9
Composite package yield	**20.10**	18.55	17.69	**8**	5
Freight Statistics[1]					
Average daily freight pounds:					
U.S.	**8,885**	8,519	8,969	**4**	(5)
International	**1,914**	2,093	2,174	**(9)**	(4)
Total average daily freight pounds	**10,799**	10,612	11,143	**2**	(5)
Revenue per pound (yield):					
U.S.	**$ 0.82**	$ 0.74	$ 0.69	**11**	7
International	**0.78**	0.74	0.72	**5**	3
Composite freight yield	**0.81**	0.74	0.69	**9**	7

(1) Package and freight statistics include only the operations of FedEx Express.

FedEx Express Segment Revenues

FedEx Express segment total revenues increased in 2005, principally due to higher IP revenues (particularly in Asia, U.S. outbound and Europe) and higher U.S. domestic package revenues. During 2005, IP revenues experienced solid growth of 20% on volume growth of 10% and a 9% increase in yield. Asia experienced strong average daily volume growth during 2005 while outbound shipments from the United States, Europe and Latin America continued to improve. IP yield increased across all regions during 2005 due to higher fuel surcharge revenue, an increase in international average weight per package and favorable exchange rate differences, partially offset by a decline in international average rate per pound.

U.S. domestic composite yield increased 5% in 2005, due to higher fuel surcharge revenue and increases in average weight per package and average rate per pound. U.S. domestic volumes at FedEx Express increased 2% in 2005 after several years of flat to negative growth. Freight revenue increased during 2005 due to higher yields and growth in U.S. domestic freight volumes, which more than offset the effect of lower international freight volumes. As capacity is added to our international network, we may see higher international freight volume until higher yielding IP shipment traffic grows into added capacity. We continue to prioritize sales efforts to fill the space on international flights with higher yielding IP shipments. In January 2005, we implemented an average list price increase of 4.6% on FedEx Express U.S. domestic shipments and U.S. outbound international shipments, while we lowered our fuel surcharge index by 2%.

FedEx Express segment total revenues increased 6% in 2004, principally due to higher IP revenues in Asia, Europe and U.S. outbound. IP revenues increased significantly on volume growth of 7% and yield growth of 9%. Asia experienced strong average daily volume growth, while outbound shipments from Europe, the United States and Latin America continued to improve. The increase in IP yield was largely attributable to Europe. The composite yield increase was primarily due to higher average weight per package, favorable exchange rate differences and higher fuel surcharge revenue.

U.S. domestic package revenue increased 2% in 2004 as both volumes and yields grew slightly. For U.S. domestic composite yield, a small decline in average rate per pound was offset by increases in average weight per package and fuel surcharge revenue. For U.S. domestic shipments and U.S. outbound international shipments, an average list price increase of 2.5%, along with certain surcharge increases, became effective January 2004. Freight revenue increased in 2004 due to increased yields related to service mix, despite lower volumes.

Fuel surcharge revenue increased in both 2005 and 2004 primarily due to higher jet fuel prices. Our fuel surcharge is indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows for the years ended May 31:

	2005	2004	2003
U.S. Domestic and Outbound Fuel Surcharge			
Low	**6.00%**	3.00%	2.00%
High	**13.00**	6.50	5.50
Average	**8.96**	4.38	3.54
International Fuel Surcharges			
Low	**3.00**	2.00	–
High	**13.00**	6.50	6.00
Average	**8.60**	3.97	3.08

FedEx Express Segment Operating Income

Operating income at the FedEx Express segment increased significantly during 2005 as we benefited from a full year of savings from our business realignment programs (versus a half year in 2004.) During 2004, operating income included $428 million of costs related to these programs. The savings from these programs were reflected in lower growth of salaries and employee benefits costs in 2005. During 2005, increases in revenues, savings from our business realignment programs, the timing of adjustments to fuel surcharges and ongoing cost control efforts more than offset higher fuel costs, incentive compensation, purchased transportation and maintenance costs and an Airline Stabilization Act charge of $48 million (included in other operating expenses). During 2004, operating income decreased 20% due to business realignment costs (partially offset by approximately $150 million of savings). Higher incentive compensation and pension costs and base salary increases, as well as higher maintenance expenses, were offset by revenue growth and ongoing cost control efforts during the year.

Salaries and benefits were higher during 2005 due to higher incentive compensation, increased medical benefit costs and wage rate increases. The increase in 2004 was due to higher incentive compensation, increased pension costs and wage rate increases. The increases in both 2005 and 2004 were partially offset by savings from the business realignment initiatives.

Purchased transportation costs increased at a greater rate than total revenues in both 2005 and 2004, led by IP volume growth requirements and higher utilization of contract pickup and delivery services. Higher fuel costs incurred by these transportation providers were partially passed through and included as part of purchased transportation costs which also led to the disproportionate increase in 2005. Higher maintenance costs during 2005 were driven by higher utilization of aircraft and a higher average age of certain types of our aircraft. Other expense increased due primarily to the Airline Stabilization Act charge of $48 million, higher aviation insurance expense and increased expenses to support volume growth. The 2004 increase in maintenance costs was primarily due to the timing of scheduled aircraft maintenance events, higher utilization of aircraft related to USPS volumes (included in U.S. freight revenues) and a higher average age of certain types of aircraft. Intercompany charges increased during both 2005 and 2004 due to higher salaries and benefits and advertising and promotion expenses at FedEx Services.

During 2005, fuel costs were higher due to a 47% increase in the average price per gallon of aircraft fuel, while gallons consumed increased 4%. Fuel costs were higher in 2004 due to a 10% increase in the average price per gallon of aircraft fuel, as fuel consumption was flat. However, fuel surcharge revenue more than offset higher jet fuel prices in both 2005 and 2004.

Rentals and landing fees decreased in 2004 due to the amendment of operating leases for six MD11 aircraft that resulted in these aircraft being recorded as fixed assets under capital lease. In addition, as discussed in Note 17 to the accompanying consolidated financial statements, two additional MD11s were recorded as fixed assets at September 1, 2003 as a result of the adoption of FIN 46. Depreciation and amortization expense decreased in both 2005 and 2004, reflecting lower capital spending over the past several years.

FedEx Express Segment Outlook

We expect continued revenue growth at FedEx Express during 2006 in both the domestic and international markets. Revenue increases will be led by IP, where we expect volume and yield growth, particularly in Asia, U.S. outbound and Europe. We expect slight U.S. domestic revenue growth at FedEx Express, driven by expected increases in U.S. domestic yields.

We expect continued operating margin improvement at FedEx Express during 2006. We anticipate additional improvement due to IP volume growth, with solid incremental margins and increased yields benefiting from a favorable product mix trend. In addition, programs to improve operational efficiency are expected to contribute to margin growth, partially offset by costs associated with international route expansion. Capital expenditures at FedEx Express are expected to be higher in 2006 due to planned aircraft purchases to support IP volume growth and vehicle replacements.

FedEx Express recently launched the express industry's first direct flight from mainland China to Europe. The westbound around-the-world flight launched in late 2005 was the initial phase of a plan which extends our global connectivity leadership. We believe these investments will enhance our growth prospects for these highly profitable services.

FEDEX GROUND SEGMENT

The following table compares revenues, operating expenses and operating income and margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2005	2004	2003	**2005/ 2004**	2004/ 2003
Revenues	**$4,680**	$3,910	$3,581	**20**	9
Operating expenses:					
Salaries and employee benefits	**845**	740	709	**14**	4
Purchased transportation	**1,791**	1,465	1,327	**22**	10
Rentals	**122**	98	88	**24**	11
Depreciation and amortization	**176**	154	155	**14**	(1)
Fuel	**48**	16	11	**200**	45
Maintenance and repairs	**110**	95	89	**16**	7
Business realignment costs	**–**	1	–	**NM**	NM
Intercompany charges	**482**	432	346	**12**	25
Other	**502**	387	362	**30**	7
Total operating expenses	**4,076**	3,388	3,087	**20**	10
Operating income	**$ 604**	$ 522	$ 494	**16**	6
Operating margin	**12.9%**	13.4%	13.8%		
Average daily package volume[1]	**2,609**	2,285	2,168	**14**	5
Revenue per package (yield)[1]	**$ 6.68**	$ 6.48	$ 6.25	**3**	4

(1) Package statistics include only the operations of FedEx Ground.

FedEx Ground Segment Revenues

Revenues increased during 2005 principally due to strong volume growth. While the rise in average daily volume was led by continued growth of our home delivery service, average daily volumes increased across virtually all of our service lines. The results of operations of FedEx SmartPost have been included from the date of its acquisition, September 12, 2004, and contributed nominally to revenue growth in 2005.

Revenue growth in 2004 was due to higher volumes and yield improvement, led by increased usage of our home delivery service. Average daily volume increased at a lower rate in 2004 due to a difficult year-over-year comparison, as first quarter 2003 volume included an estimated 140,000 to 150,000 daily packages as a result of the threat of a UPS work stoppage.

Yield increased during 2005 primarily due to higher extra service revenue and general rate increases, partially offset by higher customer discounts and a lower average weight per package. In January 2005, we implemented an average list price increase of 2.9%. Additionally, we reintroduced an indexed fuel surcharge for all shipments effective January 3, 2005. The fuel surcharge had been previously discontinued on January 5, 2004.

Yield increased in 2004 primarily due to general rate increases and an increase in extra services revenue, partially offset by higher customer discounts and the elimination of the fuel surcharge in January.

FedEx Ground reintroduced an indexed fuel surcharge in January 2005 that ranged between 1.8% and 2.5% and averaged 2.0% during 2005. Before its elimination in January 2004, our dynamic fuel surcharge ranged between 1.3% and 1.5% and averaged 1.4% during 2004. In 2003, the dynamic fuel surcharge ranged between 0.8% and 2.0% and averaged 1.2%.

On September 12, 2004, we acquired the assets and assumed certain liabilities of FedEx SmartPost (formerly known as Parcel Direct), a division of a privately held company, for $122 million in cash. FedEx SmartPost is a leading small-parcel consolidator and broadens our portfolio of services by allowing us to offer a cost effective option for delivering low-weight, less time-sensitive packages to U.S. residences through the U.S. Postal Service. The financial results of FedEx SmartPost are included in the FedEx Ground segment from the date of its acquisition and were not material to 2005 results.

FedEx Ground Segment Operating Income

FedEx Ground segment operating income increased 16% during 2005 as revenue growth and field productivity more than offset higher operating expenses. Purchased transportation increased at a higher rate than revenue primarily due to the impact of higher fuel costs on contractor settlements, the acquisition of FedEx SmartPost and a change in the mix of business at FedEx Supply Chain Services. Salaries and employee benefits, as well as other operating costs, increased at a faster rate in 2005 principally due to increases in staffing and facilities to support volume growth. Intercompany charges increased during 2005 due to higher salaries, advertising and promotion expenses and incentive compensation at FedEx Services. During 2005, FedEx Supply Chain Services incurred a $10 million charge in other operating expenses for the termination of a vendor agreement. The decrease in operating margin is primarily attributable to operating losses at FedEx SmartPost, the increase in purchased transportation and the one-time charge associated with FedEx Supply Chain Services.

Operating income increased in 2004 due to volume growth, yield improvements and increased productivity. These gains were partially offset by higher intercompany charges, increased healthcare and pension costs and expenses related to terminal expansions and relocations. FedEx Ground utilized a larger portion of allocated sales, marketing, information technology and customer support resources, and their allocation of these costs increased accordingly. Furthermore, the cost of providing these services increased due to higher salaries and benefits, advertising and promotions expenses at FedEx Services. Operating margin for the segment was also negatively affected by operating losses at FedEx Supply Chain Services.

FedEx Ground Segment Outlook

We expect the FedEx Ground segment to have continued revenue growth in 2006, led by increased home delivery and next-business-day package volume and modest yield improvement. Yield improvements are expected from list price increases, improvement in residential and commercial delivery area surcharges and the full year of the fuel surcharge.

Slight growth in operating margin is expected in 2006, driven by productivity gains and yield improvements. During 2006, we expect continued growth in capital spending at FedEx Ground as we continue to focus on network capacity expansion. During 2006, the multi-phase expansion plan includes the addition of one new hub, five hub expansions and relocations of 35 ground and 16 home delivery facilities. We will continue to vigorously defend challenges to our independent contractor model as described in Note 19 to the accompanying consolidated financial statements.

FEDEX FREIGHT SEGMENT

The following table shows revenues, operating expenses and operating income and operating margin (dollars in millions) and selected statistics for the years ended May 31:

				Percent Change	
	2005	2004	2003	**2005/ 2004**	2004/ 2003
Revenues	**$3,217**	$2,689	$2,443	**20**	10
Operating expenses:					
Salaries and employee benefits	**1,650**	1,427	1,303	**16**	10
Purchased transportation	**315**	254	224	**24**	13
Rentals and landing fees	**99**	100	105	**(1)**	(5)
Depreciation and amortization	**102**	92	88	**11**	5
Fuel	**257**	172	154	**49**	12
Maintenance and repairs	**128**	116	115	**10**	1
Intercompany charges	**26**	21	17	**24**	24
Other	**286**	263	244	**9**	8
Total operating expenses	**2,863**	2,445	2,250	**17**	9
Operating income	**$ 354**	$ 244	$ 193	**45**	26
Operating margin	**11.0%**	9.1%	7.9%		
Average daily LTL shipments (in thousands)	**63**	58	56	**9**	4
Weight per LTL shipment (lbs)	**1,132**	1,127	1,114	**–**	1
LTL yield (revenue per hundredweight)	**$15.48**	$14.23	$13.40	**9**	6

Certain prior period amounts have been reclassified to conform to the current period presentation.

FedEx Freight Segment Revenues

FedEx Freight segment revenues increased 20% in 2005 due to year-over-year growth in average daily LTL shipments (9%) and LTL yield (9%). Market share gains, driven in part by brand awareness, along with a stronger economy, contributed to the significant increase in average daily LTL shipments. LTL yield grew during 2005, reflecting incremental fuel surcharges due to higher fuel prices, higher rates, growth in our interregional freight service and a stable pricing environment. The LTL fuel surcharge, which applies to the majority of our revenue, is based on the average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. Using this index, the approximate LTL fuel surcharge ranged as follows for the years ended May 31:

	2005	2004	2003
Low	**7.60%**	3.20%	2.10%
High	**14.00**	8.40	6.70
Average	**10.90**	5.30	3.50

The increase in FedEx Freight segment revenues during 2004 was primarily due to increases in LTL yield and LTL average daily shipments, which reflected a strengthening economy and market share gains. LTL yield grew 6% during the year, reflecting incremental fuel surcharges due to higher fuel prices, growth in our interregional freight service and higher rates.

FedEx Freight Segment Operating Income

FedEx Freight segment operating income increased 45% in 2005 primarily due to LTL yield and shipment growth, as well as our ability to manage costs during a period of substantial growth. Higher fuel surcharges and productivity gains contributed to improved operating margin in 2005 in spite of higher salaries and employee benefits, purchased transportation and fuel costs. Purchased transportation costs increased due to growth in our interregional freight service, efforts to supplement our linehaul operations and higher fuel surcharges from contract carriers.

The 26% increase in operating income at the FedEx Freight segment during 2004 was primarily attributable to LTL revenue growth and cost management. Operating margins improved as yield management and operational productivity gains outpaced increased incentive compensation, fuel, insurance and claims, pension and healthcare costs. Purchased transportation costs increased primarily due to the growth of our interregional freight service. Operating margin improved more than 100 basis points in 2004 on strong revenue growth.

A project to rebrand our two regional LTL carriers under the common name "FedEx Freight" began in the fourth quarter of 2002 and was completed in 2005. Cumulative rebranding expenses totaled $41 million ($10 million in 2005). These costs, which were expensed as incurred, consisted primarily of incremental costs for rebranding tractors and trailers.

FedEx Freight Segment Outlook

We expect revenue growth to continue in 2006 due to both LTL yield improvement and LTL shipment growth. A general rate increase and a stable industry-pricing environment are expected to contribute to LTL yield improvement. An LTL general rate increase of 5.6% was implemented on May 16, 2005. Our LTL no-fee money-back guarantee (initiated in September 2003) continues to be a differentiating feature in the marketplace. The guarantee has been well received and we expect it to contribute to sustained market share growth throughout 2006. We also expect continued consolidation among LTL carriers and sustained positive economic conditions to provide additional opportunities for FedEx Freight to promote its regional service and other freight solutions.

FEDEX KINKO'S SEGMENT

The following table shows revenues, operating expenses and operating income and operating margin (dollars in millions) for the year ended May 31, 2005 and for the three months ended May 31, 2005 and 2004:

	Year Ended 2005	Three Months Ended 2005	Three Months Ended 2004	Percent Change
Revenues	**$2,066**	**$553**	$ 521	**6**
Operating expenses:				
Salaries and employee benefits	**742**	**189**	185	**2**
Rentals	**427**	**100**	115	**(13)**
Depreciation and amortization	**138**	**38**	33	**15**
Maintenance and repairs	**55**	**19**	9	**111**
Intercompany charges	**6**	**1**	–	**NM**
Other operating expenses:				
Supplies, including paper and toner	**305**	**73**	69	**6**
Other	**293**	**92**	71	**30**
Total operating expenses	**1,966**	**512**	482	**6**
Operating income	**$ 100**	**$ 41**	$ 39	**5**
Operating margin	**4.8%**	**7.4%**	7.5%	

FedEx Kinko's Segment Operating Results

The results of operations for FedEx Kinko's are included in our consolidated results from the date of acquisition (February 12, 2004). The FedEx Kinko's segment was formed in the fourth quarter of 2004. The results of operations from February 12, 2004 (the date of acquisition) through February 29, 2004 were included in "Other and Eliminations" (approximately $100 million of revenue and $6 million of operating income). FedEx Kinko's has focused its efforts on integrating a full range of FedEx service offerings and attracting a larger share of the commercial document solutions and business services markets.

During 2005, revenues reflect commission revenue from FedEx Express and FedEx Ground for package acceptance, continued international expansion and strong demand for signs and graphics and retail services, while the demand for domestic copy products has weakened. Domestic commission revenue from package acceptance experienced significant growth for the fourth quarter of 2005 as FedEx Kinko's benefited from a full quarter of shipping services and the conversion of certain FedEx World Service Centers to FedEx Kinko's Ship Centers. In the fourth quarter of 2005, international revenue grew, led by strong growth in Asia in part due to favorable exchange rate differences. Revenue for retail services and signs and graphics continued to grow, increasing 10% in the fourth quarter of 2005, while domestic copy product revenue declined 2%.

Fourth quarter 2005 operating margin benefited from a significant increase in commission revenue from package acceptance. Additionally, our efforts to optimize production machines within each store location resulted in reduced rental costs. Operating margin during all periods presented was adversely impacted by integration activities, including facility rebranding expenses, ramp-up costs associated with the offering of packaging and shipping services and the centralization of FedEx Kinko's corporate support operations. Rebranding costs associated with the integration of FedEx Kinko's totaled $11 million in 2005, $5 million in the fourth quarter of 2005 and $3 million for the fourth quarter of 2004.

FedEx Kinko's Segment Outlook

During 2006, we expect FedEx Kinko's revenue growth, which will be led by the full year impact of the transition of FedEx World Service Centers to FedEx Kinko's Ship Centers, the growth of current lines of business and the expansion of our retail network.

We expect the 2006 operating margin will be comparable to 2005, as the completion of rebranding and increased productivity efforts will be partially offset by costs related to growth initiatives. Decreased capital spending is expected during 2006 due primarily to the completion of rebranding and other integration initiatives. Capital spending in 2006 will be directed toward systems enhancements and new retail locations.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $1.039 billion at May 31, 2005, compared to $1.046 billion at May 31, 2004 and $538 million at May 31, 2003. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2005	2004	2003
Operating activities:			
Net income	**$ 1,449**	$ 838	$ 830
Noncash charges and credits	**1,662**	1,516	1,805
Changes in operating assets and liabilities	**6**	666	(764)
Net cash provided by operating activities	**3,117**	3,020	1,871
Investing activities:			
Business acquisitions, net of cash acquired	**(122)**	(2,410)	–
Capital expenditures and other investing activities	**(2,226)**	(1,252)	(1,490)
Net cash used in investing activities	**(2,348)**	(3,662)	(1,490)
Financing activities:			
Proceeds from debt issuances	**–**	1,599	–
Principal payments on debt	**(791)**	(319)	(10)
Repurchase of treasury stock	**–**	(179)	(186)
Dividends paid	**(84)**	(66)	(60)
Other financing activities	**99**	115	82
Net cash (used in) provided by financing activities	**(776)**	1,150	(174)
Net (decrease) increase in cash and cash equivalents	**$ (7)**	$ 508	$ 207

Cash Provided by Operating Activities. The $97 million increase in cash flows from operating activities in 2005 was largely attributable to increased earnings and improvement in accounts receivable collections, partially offset by a $140 million increase in voluntary contributions to our U.S. domestic pension plans and a decrease in the growth of operating liabilities. The $1.149 billion increase in cash flows from operating activities in 2004 was largely attributable to lower pension contributions. Working capital management in 2004 more than offset cash paid related to the business realignment initiatives.

Pension Contributions. Net cash provided by operating activities reflects voluntary U.S. domestic pension plan contributions of $460 million during 2005 (compared to $320 million during 2004 and $1.1 billion during 2003).

Cash Used for Business Acquisitions. During the second quarter of 2005, we acquired FedEx SmartPost for $122 million in cash. On February 12, 2004, we acquired all of the common stock of FedEx Kinko's for approximately $2.4 billion in cash. See "Debt Financing Activities" for further discussion of the FedEx Kinko's acquisition. See Note 3 of the accompanying audited financial statements for further discussion of these acquisitions.

Cash Used for Capital Investments. Capital expenditures were higher in 2005 than the prior year primarily due to planned aircraft expenditures at FedEx Express to support IP volume growth. We also made opportunistic purchases of aircraft in order to take advantage of favorable pricing conditions in the used aircraft market for certain strategically valuable aircraft types. For 2004, capital expenditures declined due to lower aircraft expenditures at FedEx Express, partially offset by an increase from network capacity expansion at FedEx Ground. See "Capital Resources" for further discussion.

Debt Financing Activities. During 2005, $600 million of senior unsecured notes matured and were repaid and $45 million in tax exempt bonds were called and prepaid. During 2004, $250 million of senior unsecured notes matured and were repaid and $25 million of unsecured debt at FedEx Express matured and was repaid. Our commercial paper program is backed by unused commitments under two revolving credit agreements, totaling $1 billion, and any commercial paper borrowings reduces the amount available under these agreements. In 2004, commercial paper borrowings of $1.9 billion were necessary to finance part of our $2.4 billion acquisition of FedEx Kinko's. These borrowings were backed by a six-month, $2 billion credit agreement. In March 2004, we issued $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years, at $600 million, $500 million and $500 million, respectively. These notes are guaranteed by all of our subsidiaries that are not considered minor under Securities and Exchange Commission ("SEC") regulations. Net proceeds from these borrowings were used to repay our commercial paper borrowings backed by the six-month facility. We canceled the six-month credit facility in March 2004. At May 31, 2005 and 2004, no commercial paper borrowings were outstanding and the entire $1 billion under the revolving credit agreements was available for future borrowings.

Our credit agreements contain covenants requiring us to maintain certain fixed charge coverage and leverage ratios. We are in compliance with all covenants of our credit agreements and do not expect the covenants to significantly affect our operations or ability to pay dividends. In addition, we use capital and operating leases to finance a portion of our aircraft as well as our other facility and equipment needs. For more information regarding our credit facilities, see Note 7 of the accompanying consolidated financial statements.

We have a $1.0 billion shelf registration statement with the SEC to provide flexibility and efficiency when obtaining financing. Under this shelf registration statement we may issue, in one or more offerings, either unsecured debt securities, common stock or a combination of such instruments. The entire $1 billion is available for future financings.

Cash Used for Share Repurchases. We did not repurchase any shares in 2005. During 2004, our Board of Directors authorized us to buy back a total of 15 million shares of common stock. During the first half of 2004, we repurchased 2.6 million shares at an average price of $68.14 per share, which decreased cash flows by approximately $179 million. We repurchased 3.3 million shares in 2003 at an average price of $56.66 per share and this decreased cash flows by $186 million. Based on our current financing strategy, we are issuing new shares in connection with our equity compensation programs rather than utilizing treasury shares. A total of 5.75 million shares remains under existing share repurchase authorizations.

Dividends. Dividends paid in 2005, 2004 and 2003 were $84 million, $66 million and $60 million, respectively. On May 27, 2005, our Board of Directors declared a dividend of $0.08 per share of common stock, an increase of $0.01 per share. The dividend was paid on July 1, 2005 to stockholders of record as of the close of business on June 10, 2005. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we intend to evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

Other Liquidity Information. We believe that our existing cash and cash equivalents, cash flow from operations, our commercial paper program, revolving bank credit facilities and shelf registration statement with the SEC will adequately meet our working capital and capital expenditure needs for the foreseeable future.

In the past we have been successful in obtaining investment capital, both domestically and internationally, although the marketplace for such capital can become restricted depending on a variety of economic factors. We believe the capital resources available to us provide flexibility to access the most efficient markets for our financing needs, including capital acquisitions, and are adequate for our future capital needs.

We have a senior unsecured debt credit rating from Standard & Poor's of BBB and a commercial paper rating of A-2. Moody's Investors Service has assigned us a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. Moody's and Standard & Poor's both characterize our ratings outlook as "stable." If our credit ratings drop, our interest expense may increase; similarly, we anticipate that our interest expense may decrease if our credit ratings are raised. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, package-handling facilities and sort equipment. The amount and timing of capital additions depend on various factors, including preexisting contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, competition, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

	2005	2004	2003	Percent Change 2005/2004	Percent Change 2004/2003
Aircraft and related equipment	**$ 990**	$ 372	$ 762	**166**	(51)
Facilities and sort equipment	**496**	332	254	**49**	31
Information technology	**331**	249	273	**33**	(9)
Vehicles	**261**	212	116	**23**	83
Other equipment	**158**	106	106	**49**	–
Total capital expenditures	**$2,236**	$1,271	$1,511	**76**	(16)
FedEx Express segment	**$1,195**	$ 592	$ 917	**102**	(35)
FedEx Ground segment	**456**	314	252	**45**	25
FedEx Freight segment	**217**	130	139	**67**	(6)
FedEx Kinko's segment	**152**	36	–	**NM**	NM
Other, principally FedEx Services	**216**	199	203	**9**	(2)
Total capital expenditures	**$2,236**	$1,271	$1,511	**76**	(16)

Capital expenditures during 2005 were 76% higher than the prior year primarily due to planned aircraft expenditures at FedEx Express to support IP volume growth. We also made opportunistic purchases of aircraft in order to take advantage of favorable pricing conditions in the used aircraft market for certain strategically valuable aircraft types. Also, additional investments were made in the FedEx Ground and FedEx Freight networks to support growth in customer demand. In addition, capital expenditures during 2005 include a full year of FedEx Kinko's. Capital expenditures were 16% lower in 2004, with the year-over-year decrease due to lower aircraft expenditures at FedEx Express, partially offset by an increase in network capacity expansion at FedEx Ground. FedEx Ground continues to expand its network and is on track to increase daily package pickup capacity to approximately five million by 2010.

Our capital expenditures are expected to be approximately $2.5 billion in 2006, with much of the year-over-year increase coming from planned aircraft and vehicle expenditures at FedEx Express to support future IP volume growth and replace vehicles. We also continue to invest in infrastructure upgrades and productivity-enhancing technologies, the multi-year capacity expansion of the FedEx Ground network and growth and replacement vehicle needs at FedEx Freight. We currently expect to fund our 2006 capital requirements with cash generated from operations.

Because of substantial lead times associated with the manufacture or modification of aircraft, we must generally plan our aircraft orders or modifications three to eight years in advance. While we also pursue market opportunities to purchase aircraft when they become available, we must make commitments regarding our airlift requirements years before aircraft are actually needed. We are closely managing our capital spending based on current and anticipated volume levels and will defer or limit capital additions where economically feasible, while continuing to invest strategically in growing service lines.

CONTRACTUAL CASH OBLIGATIONS

As required under SEC rules and regulations, the following table sets forth a summary of our contractual cash obligations as of May 31, 2005. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long-term debt and capital lease obligations, this table does not include amounts already recorded on our balance sheet as current liabilities at May 31, 2005. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year						
(in millions)	2006	2007	2008	2009	2010	Thereafter	Total
Amounts reflected in Balance Sheet:							
Long-term debt	$ 265	$ 844	$ –	$ 499	$ –	$ 787	$ 2,395
Capital lease obligations[1]	121	22	99	11	96	130	479
Other cash obligations not reflected in Balance Sheet:							
Unconditional purchase obligations[2]	930	312	253	665	595	861	3,616
Interest on long-term debt	135	107	83	83	65	1,664	2,137
Operating leases	1,646	1,518	1,356	1,191	1,045	7,249	14,005
Total	$3,097	$2,803	$1,791	$2,449	$1,801	$10,691	$22,632

(1) Capital lease obligations represent principal and interest payments.
(2) See Note 18 to the accompanying consolidated financial statements.

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

Amounts Reflected in Balance Sheet

We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain U.S. self-insurance programs and are also used in the normal course of international operations. While the notional amounts of these instruments are material, there are no additional contingent liabilities associated with them because the underlying liabilities are already reflected in our balance sheet.

We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, nonqualified pension and postretirement healthcare liabilities and self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable within 12 months that are included in current liabilities.

Other Cash Obligations Not Reflected in Balance Sheet

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers, printing and other equipment and advertising and promotions contracts. In addition, we have committed to modify our DC10 aircraft for passenger-to-freighter and two-man cockpit configurations, which is reflected in the table above. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

The amounts reflected in the table above for interest on long-term debt represent future interest payments due on our long-term debt, which are primarily fixed rate.

The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2005. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after-tax cash flows.

In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. In addition, we have guarantees under certain operating leases, amounting to $37 million as of May 31, 2005, for the residual values of vehicles and facilities at the end of the respective operating lease periods. Although we expect that some of these leased assets will have a residual value at the end of the lease term that is less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund material amounts under the terms of these guarantee arrangements. Accordingly, no material accruals have been recognized for these guarantees.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The policies and estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

PENSION COST

We sponsor defined benefit pension plans covering a majority of our employees. The accounting for pension benefits is determined by accounting and actuarial methods that include numerous estimates, including: discount rates; expected long-term investment returns on plan assets; future salary increases; and employee turnover, mortality and retirement ages.

The determination of our annual pension cost is highly sensitive to changes in these estimates because we have a large active workforce, a significant amount of assets in the pension plans, and the payout of pension benefits will occur over an extended period in the future. For example, only 6% of the participants covered under our principal pension plan are retired and currently receiving benefits and the average remaining service life of our employees approximates 14 years (normal retirement is at age 60). Total pension cost increased approximately $18 million in 2005 and approximately $115 million in 2004 primarily due to changes to these estimates. Pension cost in 2006 for our U.S. domestic plans is expected to increase $63 million. Pension cost is included in the salaries and employee benefits caption in our consolidated income statements.

Following are the components of pension cost recognized in our income statements (in millions):

	2005	2004	2003
Service cost	**$ 417**	$ 376	$ 374
Interest cost	**579**	490	438
Expected return on plan assets	**(707)**	(597)	(594)
Recognized actuarial losses	**60**	62	–
Other amortization	**12**	12	10
	$ 361	$ 343	$ 228

Following is a discussion of the estimates we consider most critical to determining our pension costs:

Discount Rate. This is the interest rate used to discount the estimated future benefit payments that have been earned to date (the projected benefit obligation and the accumulated benefit obligation) to their net present value. The discount rate is determined each year at the plan measurement date (end of February) and affects the succeeding year's pension cost. A decrease in the discount rate has a negative effect on pension expense.

This assumption is highly sensitive, as the following table illustrates:

	Discount Rate[1]	Sensitivity (in millions)[2]	
		Expense	ABO
2006	n/a	$2.1	n/a
2005	6.285%	1.8	$14
2004	6.78%	1.7	11
2003	6.99%	1.0	10

(1) The discount rate in effect at the end of the fiscal years affects the current year's accumulated benefit obligation (ABO) and the succeeding year's pension expense.
(2) Sensitivities show the impact on expense and the ABO of a one-basis-point change in the discount rate.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the yield calculation assumes those excess proceeds are reinvested at the one-year forward rates implied by the Citigroup Pension Discount Curve. This methodology is consistently applied and involves little subjectivity. However, the calculated discount rate can change materially from year to year based on economic market conditions that impact yields on corporate bonds available in the marketplace.

Plan Assets. Pension plan assets are invested primarily in listed securities. Our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. At February 28, 2005, with approximately $8.7 billion of plan assets, a one-basis-point change in this assumption for our domestic pension plans affects pension cost by approximately $870,000 (a decrease in the assumed expected long-term rate of return increases pension expense). We have assumed a 9.10% compound geometric long-term rate of return on our principal U.S. domestic pension plan assets since 2004 and anticipate using the same assumption for 2006.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets.
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate).
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. Also, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets.

We last performed a detailed asset/liability study for 2004 based on the introduction of the Portable Pension Account (discussed below) which will reduce our liability duration over time, the significant additional contributions we made into the plans and the continuing deterioration of the equity markets. That study supported a long-term return on assets of 9.10%. The results of this study were reaffirmed for 2005 and 2006 by our third-party professional investment advisors and actuaries and support our current asset allocation strategy, which is summarized below:

Asset Class	Percent of Plan Assets Actual	Target
Domestic equities	53%	53%
International equities	20	17
Private equities	2	5
Total equities	75	75
Long duration fixed income securities	15	15
Other fixed income securities	10	10
	100%	100%

The actual compound geometric return on our pension plan assets was 10.0%, net of investment manager fees, for the 15-year period ended February 28, 2005. In 2003, we assumed a long-term rate of return on pension assets of 10.1%. We reduced that estimate to 9.1% in 2004. The 100-basis-point decrease in the expected long-term rate of return for 2004 negatively affected our 2004 pension cost by approximately $65 million.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases). Another method used in practice applies the market value of plan assets at the measurement date. The application of the calculated-value method reduced 2004 pension cost by approximately $106 million. The application of the calculated-value method approximated the result from applying the market-value method for 2005.

Salary Increases. The assumed future increase in salaries and wages is also a key estimate in determining pension cost. Generally, we correlate changes in estimated future salary increases to changes in the discount rate (since that is an indicator of general inflation and cost of living adjustments) and general estimated levels of profitability (since most incentive compensation is a component of pensionable wages). While the discount rate has declined in each of the past three years, we have held the estimated rate of future salary increases at 3.15% because the current rate is deemed to be at or near the floor based on current pay structures and improving our performance. For 2006 pension cost, a one-basis-point change in the rate of estimated future salaries affects pension cost by approximately $1.1 million (a decrease in this rate will decrease pension cost). We currently expect to hold this assumption constant for determination of 2006 pension cost. The decrease in this assumption to 3.15% for 2004 from 3.25% favorably impacted 2004 pension cost by approximately $10 million.

Following is information concerning the funded status of our pension plans as of May 31, 2005 and 2004 (in millions):

	2005	2004
Funded Status of Plans:		
Accumulated benefit obligation (ABO):		
Qualified U.S. domestic plans	**$ 8,534**	$7,069
Other plans	**399**	358
Total ABO	**$ 8,933**	$7,427
Projected benefit obligation (PBO)	**$10,401**	$8,683
Fair value of plan assets	**8,826**	7,783
PBO in excess of plan assets	**(1,575)**	(900)
Unrecognized actuarial losses, principally due to investments and changes in discount rate	**2,500**	1,694
Unamortized prior service cost and other	**100**	113
Amounts included in balance sheets	**$ 1,025**	$ 907
Components of Amounts Included in Balance Sheets:		
Prepaid pension cost	**$ 1,272**	$1,127
Accrued pension liability	**(247)**	(220)
Minimum pension liability	**(63)**	(67)
Intangible asset and other	**63**	67
Net amounts recognized in balance sheets	**$ 1,025**	$ 907
Cash Amounts:		
Cash contributions during the year	**$ 489**	$ 335
Benefit payments during the year	**$ 194**	$ 136

The funded status of the plans reflects a snapshot of the state of our long-term pension liabilities at the plan measurement date. Declining interest rates (which increase the discounted value of the PBO) have significantly impacted the funded status of our plans. However, our plans remain adequately funded to provide benefits to our employees as they come due and current benefit payments are nominal compared to our total plan assets (benefit payments for 2005 were approximately 2% of plan assets). Furthermore, our plan assets were sufficient to fully fund the accumulated benefit obligation of our qualified U.S. domestic plans in 2005 and 2004 despite the continuing decline in the discount rate.

Although not legally required, we made $460 million in contributions to our qualified U.S. pension plans in 2005 compared to total contributions of $320 million in 2004. Currently, we do not expect any contributions for 2006 will be legally required. However, we currently expect to make tax-deductible voluntary contributions to our qualified plans in 2006 at levels comparable to 2005.

Cumulative unrecognized actuarial losses were approximately $2.5 billion through February 28, 2005, compared to $1.7 billion at February 29, 2004. These unrecognized losses primarily reflect the declining discount rate and the declining stock market during 2003, 2002 and 2001. These amounts may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. For example, projected U.S. domestic plan pension expense for 2006 includes $107 million of amortization of these actuarial losses versus $60 million in 2005 and $62 million in 2004.

The net amounts reflected in our balance sheet related to pension items include a substantial prepaid pension asset. This results from excess cash contributions to the plans over amounts that are recognized as pension expense for financial accounting purposes. Amounts accrued as liabilities (including minimum pension liabilities) relate primarily to unfunded nonqualified plans and international pension plans where additional funding may not provide a current tax deduction.

Effective in 2004, we amended the FedEx Corporation Employees' Pension Plan to add a cash balance feature, which we call the Portable Pension Account. We expect the Portable Pension Account will help reduce the long-term growth of our pension liabilities. All employees hired after May 31, 2003 accrue benefits under the Portable Pension Account formula. Eligible employees as of May 31, 2003 were able to choose between continuing to accrue benefits under the traditional pension benefit formula or accruing future benefits under the Portable Pension Account formula. The election was entirely optional. There was no conversion of existing accrued benefits to a cash balance. All benefits earned through May 31, 2003, including those applicable to employees electing the Portable Pension Account, will be determined under a traditional pension plan formula. Accordingly, it will be several years before the impact of the lower benefit provided under this formula has a significant impact on our total pension liabilities and costs.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service and interest on the notional account balance. An employee's pay credits will be determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate will vary from year to year based on the selected U.S. Treasury index, with a 4% minimum and a maximum based on a government rate. Employees are fully vested on completion of five years of service.

SELF-INSURANCE ACCRUALS

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. At May 31, 2005 there were approximately $1.1 billion of self-insurance accruals reflected in our balance sheet ($1.03 billion at May 31, 2004). At May 31, 2004 and 2003, approximately 43% of these accruals are classified as current liabilities.

The measurement of these costs requires the consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We account for these costs primarily through actuarial methods, which develop estimates of the undiscounted liability for claims incurred, including those claims incurred but not reported. These methods provide estimates of future ultimate claim costs based on claims incurred as of the balance sheet date. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self-insured limits. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments based on historical development factors.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities.

LONG-LIVED ASSETS

Property and Equipment. Our key businesses are capital intensive with more than 45% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are part of the cost of acquiring the asset are expensed as incurred. However, consistent with industry practice, we capitalize certain aircraft-related major maintenance costs on one of our aircraft fleet types and amortize these costs over their estimated service lives.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Historically, gains and losses on operating equipment have not been material (typically less than $10 million annually). However, such amounts may differ materially in the future due to technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance and make commitments for aircraft based on those projections. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. In addition, opportunistic aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled $348 million and $106 million at May 31, 2005 and 2004, respectively. We plan to modify these assets in the future to place them into operation.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. Because the cash flows of our transportation networks cannot be identified to individual assets, and based on the ongoing profitability of our operations, we have not experienced any significant impairment of assets to be held and used. However, from time to time we make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values when the decision is made to dispose of the asset and certain other criteria are met. There were no material asset impairment charges recognized in 2005, 2004 or 2003.

Leases. We utilize operating leases to finance certain of our aircraft and facilities. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 8 to the accompanying consolidated financial statements, at May 31, 2005 we had approximately $14 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted average remaining lease term of all operating leases outstanding at May 31, 2005 was approximately six years.

The future commitments for operating leases are not reflected as a liability in our balance sheet because these leases do not meet the accounting definition of capital leases. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. We believe we have well-defined and controlled processes for making this evaluation, including obtaining third-party appraisals for material transactions.

On February 7, 2005, the SEC posted to its Web site a letter from the Chief Accountant of the SEC to the AICPA Center for Public Company Audit Firms discussing three lease accounting issues that have been the cause of several recent public company restatements. Of specific concern is the appropriate accounting for: (1) the amortization of leasehold improvements by a lessee in an operating lease with lease renewals; (2) the pattern of recognition of rent when the lease term in an operating lease contains a period where there are free or reduced rents (commonly referred to as "rent holidays"); and (3) incentives related to leasehold improvements provided by a landlord/lessor to a tenant/lessee in an operating lease. We evaluated our accounting for the three lease accounting issues identified by the SEC and believe that we are in compliance with the SEC's guidance.

Goodwill. We have approximately $2.8 billion of goodwill on our balance sheet resulting from the acquisition of businesses, which includes approximately $1.7 billion from our acquisition of FedEx Kinko's in 2004. Accounting standards require that we do not amortize goodwill but review it for impairment on at least an annual basis.

The annual evaluation of goodwill impairment requires the use of estimates and assumptions to determine the fair value of our reporting units using a discounted cash flow methodology. In particular, the following estimates used by management can significantly affect the outcome of the impairment test: revenue growth rates; operating margins; discount rates and expected capital expenditures. Each year, independent of our goodwill impairment test, we update our weighted-average cost of capital calculation and perform a long-range planning analysis to project expected results of operations. Using this data, we complete a separate fair-value analysis for each of our reporting units. Changes in forecasted operations and other assumptions could materially affect these estimates. We compare the fair value of our reporting units to the carrying value, including goodwill, of each of those units. We performed our annual impairment tests in the fourth quarter of 2005. Because the fair value of each of our reporting units exceeded its carrying value, including goodwill, no impairment charge was necessary.

Intangible Asset with an Indefinite Life. We have an intangible asset of $567 million associated with the Kinko's trade name. This intangible asset is not amortized because it has an indefinite remaining useful life. We must review this asset for impairment on at least an annual basis. This annual evaluation requires the use of estimates about the future cash flows attributable to the Kinko's trade name to determine the estimated fair value of the trade name. Changes in forecasted operations and changes in discount rates can materially affect this estimate. However, once an impairment of this intangible asset has been recorded, it cannot be reversed. We performed our annual impairment test in the fourth quarter of 2005 which determined that the fair value of the trade name exceeded its carrying value; therefore, no impairment charge was necessary. The recoverability of recorded intangible assets, including goodwill, at FedEx Kinko's is dependent upon achieving projected expansion and growth plans for this reporting unit.

REVENUE RECOGNITION

We believe the policies adopted to recognize revenue are critical because an understanding of the accounting applied in this area is fundamental to assessing our overall financial performance and because revenue and revenue growth are key measures of financial performance in the marketplace. Our businesses are primarily involved in the direct pickup and delivery of commercial package and freight shipments, as well as providing document solutions and business services. Our employees and agents are involved throughout the process and our operational, billing and accounting systems directly capture and control all relevant information necessary to record revenue, bill customers and collect amounts due to us.

We recognize revenue upon delivery of shipments or, for our business services, logistics and trade services businesses, upon the completion of services. Transportation industry practice includes four acceptable methods for revenue recognition for shipments in process at the end of an accounting period, two of which are predominant: (1) recognize all revenue and the related delivery costs when shipments are delivered or (2) recognize a portion of the revenue earned for shipments that have been picked up but not yet delivered at period end and accrue delivery costs as incurred. We use the second method; we recognize the portion of revenue earned at the balance sheet date for shipments in transit and accrue all delivery costs as incurred. We believe this accounting policy effectively and consistently matches revenue with expenses and recognizes liabilities as incurred.

Our contract logistics, global trade services and certain transportation businesses engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, taxes and duties.

There are three key estimates that are included in the recognition and measurement of our revenue and related accounts receivable under the policies described above: (1) estimates for unbilled revenue on shipments that have been delivered; (2) estimates for revenue associated with shipments in transit; and (3) estimates for future adjustments to revenue or accounts receivable for billing adjustments and bad debts.

Unbilled Revenue. There is a time lag between the completion of a shipment and the generation of an invoice that varies by customer and operating company. Accordingly, unbilled revenue is recognized through estimates using actual shipment volumes and historical trends of shipment size and length of haul. These estimates are adjusted in subsequent months to the actual amounts invoiced. Due to strong system controls and shipment visibility, there is a low level of subjectivity inherent in these accrual processes and the estimates have historically not varied significantly from actual amounts subsequently invoiced.

Shipments in Process. The majority of our shipments have short cycle times; so, less than 5% of a total month's revenue is typically in transit at the end of a period. We periodically perform studies to measure the percentage of completion for shipments in process. At month-end, we estimate the amount of revenue earned on shipments in process based on actual shipments picked up, the scheduled day of delivery, the day of the week on which the month ends (which affects the percentage of completion) and current trends in our average price for the respective services. We believe these estimates provide a reasonable approximation of the actual revenue earned at the end of a period.

Future Adjustments to Revenue and Accounts Receivable. In the transportation industry, pricing that is put in place may be subsequently adjusted due to continued negotiation of contract terms, earned discounts triggered by certain shipment volume thresholds, and/or no fee money-backed guarantee refunds caused by on-time service failures. We account for estimated future revenue adjustments through a reserve against accounts receivable that takes into consideration historical experience and current trends. While write-offs related to bad debts do occur from time to time, they are small compared to our total revenue and accounts receivable balances due to the small value of individual shipping transactions, sales to a large number of customers, our short credit terms and our credit and collection practices.

For 2005 and 2004, revenue adjustments as a percentage of total revenue averaged approximately 3%. Due to our reliable on-time service, close communication with customers, strong revenue systems, and minimal volume discounts in place, we have maintained a consistently low revenue adjustment percentage. A one-basis-point change in the revenue adjustment percentage would increase or decrease revenue adjustments by approximately $3 million. For 2005 and 2004, bad debt expense associated with credit losses has averaged approximately 0.4% of total revenue and reflects our strong credit management processes.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on the majority of our long-term debt. We had approximately $125 million of outstanding floating-rate borrowings at May 31, 2005. We have not employed interest rate hedging to mitigate the risks with respect to these borrowings. A hypothetical 10% increase in the interest rate on our outstanding floating-rate borrowings would not have a material effect on our results of operations. As disclosed in Note 7 to the accompanying consolidated financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) of $2.3 billion at both May 31, 2005 and May 31, 2004. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $44 million as of May 31, 2005 and $49 million as of May 31, 2004. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The distribution of our foreign currency denominated transactions is such that currency declines in some areas of the world are often offset by currency gains of equal magnitude in other areas of the world. The principal foreign currency exchange rate risks to which we are exposed are in the Japanese yen, Taiwan dollar, Canadian dollar and euro. During 2005 and 2004, we believe operating income was positively impacted due to foreign currency fluctuations. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services. At May 31, 2005, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $116 million for 2006 (the comparable amount in the prior year was approximately $79 million). This increase is primarily due to the strong growth of our international operations. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In practice, our experience is that exchange rates in the principal foreign markets where we have foreign currency denominated transactions tend to have offsetting fluctuations. Therefore, the calculation above is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting reported operating results, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

We have market risk for changes in the price of jet and diesel fuel; however, this risk is largely mitigated by revenue from our fuel surcharges. In 2002, we implemented new indices for calculating U.S. domestic fuel surcharges, which more closely link the fuel surcharges to prevailing market prices for fuel. In 2003, we implemented this methodology for determining a fuel surcharge on international shipments as well. Effective January 3, 2005, we reintroduced an indexed fuel surcharge for FedEx Ground shipments. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings. However, our fuel surcharges have a lag that exists before they are adjusted for changes in fuel prices and fuel prices can fluctuate within certain ranges before resulting in a change in our fuel surcharges. Therefore, our operating income may be affected should the spot price of fuel suddenly change by a significant amount or change by amounts that do not result in a change in our fuel surcharges.

We do not purchase or hold any derivative financial instruments for trading purposes.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in the following sections of MD&A, "Outlook (including segment outlooks)," "Liquidity," "Capital Resources," "Contractual Cash Obligations" and "Critical Accounting Policies and Estimates," and the "Employee Benefit Plans" note to the consolidated financial statements, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of FedEx. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- economic conditions in the domestic and international markets in which we operate;
- any impacts on our business resulting from new domestic or international government regulation, including regulatory actions affecting aviation rights, security requirements and labor rules;
- the impact of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry of FedEx in particular, and what effects these events will have on our costs or the demand for our services;
- our ability to manage our cost structure for capital expenditures and operating expenses and match them, especially those relating to aircraft, vehicle and sort capacity, to shifting customer volume levels;
- our ability to effectively operate, integrate and leverage the FedEx Kinko's business;
- sudden changes in fuel prices or currency exchange rates;
- our ability to maintain or increase our fuel surcharges in response to rising fuel prices due to competitive pressures;
- significant changes in the volumes of shipments transported through our networks, customer demand for our various services or the prices we obtain for our services;
- our ability to successfully defend against challenges to our independent contractor model;
- the outcome of negotiations to reach a new collective bargaining agreement with the union that represents the pilots of FedEx Express;
- market acceptance of our new service and growth initiatives;
- competition from other providers of transportation, e-commerce and business services, including our ability to compete with new or improved services offered by our competitors;
- the impact of technology developments on our operations and on demand for our services;
- disruptions to our technology infrastructure, including our computer systems and Web site;
- our ability to obtain and maintain aviation rights in important international markets;
- adverse weather conditions or natural disasters;
- availability of financing on terms acceptable to us and our ability to maintain our current credit ratings; and
- other risks and uncertainties you can find in our press releases and SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct deficiencies identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2005, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2005.

Our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and the effectiveness of our internal control over financial reporting. Ernst & Young has issued their report concurring with management's assessment, which is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that FedEx Corporation maintained effective internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that FedEx Corporation maintained effective internal control over financial reporting as of May 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2005 and 2004 and related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2005 of FedEx Corporation and our report dated July 12, 2005 expressed an unqualified opinion thereon.


Ernst & Young LLP

Memphis, Tennessee
July 12, 2005

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	Years ended May 31, 2005	2004	2003
REVENUES	**$29,363**	$24,710	$22,487
Operating Expenses:			
Salaries and employee benefits	**11,963**	10,728	9,778
Purchased transportation	**2,935**	2,407	2,155
Rentals and landing fees	**2,314**	1,918	1,803
Depreciation and amortization	**1,462**	1,375	1,351
Fuel	**2,317**	1,531	1,396
Maintenance and repairs	**1,680**	1,523	1,398
Business realignment costs	**–**	435	–
Other	**4,221**	3,353	3,135
	26,892	23,270	21,016
OPERATING INCOME	**2,471**	1,440	1,471
Other Income (Expense):			
Interest expense	**(160)**	(136)	(124)
Interest income	**21**	20	6
Other, net	**(19)**	(5)	(15)
	(158)	(121)	(133)
Income Before Income Taxes	**2,313**	1,319	1,338
Provision for Income Taxes	**864**	481	508
NET INCOME	**$ 1,449**	$ 838	$ 830
BASIC EARNINGS PER COMMON SHARE	**$ 4.81**	$ 2.80	$ 2.79
DILUTED EARNINGS PER COMMON SHARE	**$ 4.72**	$ 2.76	$ 2.74

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	May 31, 2005	2004
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 1,039**	$ 1,046
Receivables, less allowances of $125 and $151	**3,297**	3,027
Spare parts, supplies and fuel, less allowances of $142 and $124	**250**	249
Deferred income taxes	**510**	489
Prepaid expenses and other	**173**	159
Total current assets	**5,269**	4,970
Property and Equipment, at Cost		
Aircraft and related equipment	**7,610**	7,001
Package handling and ground support equipment	**3,366**	3,395
Computer and electronic equipment	**3,893**	3,537
Vehicles	**1,994**	1,919
Facilities and other	**5,154**	4,459
	22,017	20,311
Less accumulated depreciation and amortization	**12,374**	11,274
Net property and equipment	**9,643**	9,037
Other Long-Term Assets		
Goodwill	**2,835**	2,802
Prepaid pension cost	**1,272**	1,127
Intangible and other assets	**1,385**	1,198
Total other long-term assets	**5,492**	5,127
	$20,404	$19,134
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	**$ 369**	$ 750
Accrued salaries and employee benefits	**1,275**	1,062
Accounts payable	**1,739**	1,615
Accrued expenses	**1,351**	1,380
Total current liabilities	**4,734**	4,807
Long-Term Debt, Less Current Portion	**2,427**	2,837
Other Long-Term Liabilities		
Deferred income taxes	**1,206**	1,106
Pension, postretirement healthcare and other benefit obligations	**828**	768
Self-insurance accruals	**621**	591
Deferred lease obligations	**532**	503
Deferred gains, principally related to aircraft transactions	**400**	426
Other liabilities	**68**	60
Total other long-term liabilities	**3,655**	3,454
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 302 million shares issued for 2005 and 300 million shares issued for 2004	**30**	30
Additional paid-in capital	**1,241**	1,079
Retained earnings	**8,363**	7,001
Accumulated other comprehensive loss	**(17)**	(46)
	9,617	8,064
Less deferred compensation and treasury stock, at cost	**29**	28
Total common stockholders' investment	**9,588**	8,036
	$20,404	$19,134

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Years ended May 31, 2005	2004	2003
OPERATING ACTIVITIES			
Net income	**$ 1,449**	$ 838	$ 830
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**1,462**	1,375	1,351
Provision for uncollectible accounts	**101**	106	105
Deferred income taxes and other noncash items	**63**	(8)	329
Tax benefit on the exercise of stock options	**36**	43	20
Changes in operating assets and liabilities, net of the effects of businesses acquired:			
Receivables	**(235)**	(307)	(197)
Other current assets	**(26)**	10	39
Pension assets and liabilities, net	**(118)**	155	(854)
Accounts payable and other operating liabilities	**365**	841	252
Other, net	**20**	(33)	(4)
Cash provided by operating activities	**3,117**	3,020	1,871
INVESTING ACTIVITIES			
Capital expenditures	**(2,236)**	(1,271)	(1,511)
Business acquisitions, net of cash acquired	**(122)**	(2,410)	–
Proceeds from asset dispositions	**12**	18	22
Other, net	**(2)**	1	(1)
Cash used in investing activities	**(2,348)**	(3,662)	(1,490)
FINANCING ACTIVITIES			
Principal payments on debt	**(791)**	(319)	(10)
Proceeds from debt issuances	**–**	1,599	–
Proceeds from stock issuances	**99**	115	81
Dividends paid	**(84)**	(66)	(60)
Purchase of treasury stock	**–**	(179)	(186)
Other, net	**–**	–	1
Cash (used in) provided by financing activities	**(776)**	1,150	(174)
CASH AND CASH EQUIVALENTS			
Net (decrease) increase in cash and cash equivalents	**(7)**	508	207
Cash and cash equivalents at beginning of period	**1,046**	538	331
Cash and cash equivalents at end of period	**$ 1,039**	$ 1,046	$ 538

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

(In millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Deferred Compensation	Total
BALANCE AT MAY 31, 2002	$30	$1,144	$5,465	$(53)	$(20)	$(21)	$6,545
Net income	–	–	830	–	–	–	830
Foreign currency translation adjustment, net of deferred taxes of $10	–	–	–	37	–	–	37
Minimum pension liability adjustment, net of deferred tax benefit of $7	–	–	–	(14)	–	–	(14)
Total comprehensive income							**853**
Purchase of treasury stock	–	–	–	–	(186)	–	(186)
Cash dividends declared ($0.15 per share)	–	–	(45)	–	–	–	(45)
Employee incentive plans and other (3,268,180 shares issued)	–	(56)	–	–	181	(16)	109
Amortization of deferred compensation	–	–	–	–	–	12	12
BALANCE AT MAY 31, 2003	30	1,088	6,250	(30)	(25)	(25)	7,288
Net income	–	–	838	–	–	–	838
Minimum pension liability adjustment, net of deferred tax benefit of $12	–	–	–	(16)	–	–	(16)
Total comprehensive income							**822**
Purchase of treasury stock	–	–	–	–	(179)	–	(179)
Cash dividends declared ($0.29 per share)	–	–	(87)	–	–	–	(87)
Employee incentive plans and other (4,013,182 shares issued)	–	(9)	–	–	204	(18)	177
Amortization of deferred compensation	–	–	–	–	–	15	15
BALANCE AT MAY 31, 2004	30	1,079	7,001	(46)	–	(28)	8,036
Net income	–	–	1,449	–	–	–	1,449
Foreign currency translation adjustment, net of deferred taxes of $5	–	–	–	27	–	–	27
Minimum pension liability adjustment, net of deferred taxes of $1	–	–	–	2	–	–	2
Total comprehensive income							**1,478**
Cash dividends declared ($0.29 per share)	–	–	(87)	–	–	–	(87)
Employee incentive plans and other (2,767,257 shares issued)	–	162	–	–	(1)	(16)	145
Amortization of deferred compensation	–	–	–	–	–	16	16
BALANCE AT MAY 31, 2005	**$30**	**$1,241**	**$8,363**	**$(17)**	**$ (1)**	**$(28)**	**$9,588**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services through operating companies that compete collectively and are managed collaboratively under the respected FedEx brands. Our operations are primarily represented by Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; FedEx Freight Corporation ("FedEx Freight"), a leading U.S. provider of regional less-than-truckload ("LTL") freight services; and FedEx Kinko's Office and Print Services, Inc. ("FedEx Kinko's"), a leading provider of document solutions and business services. These businesses form the core of our reportable segments.

Other business units in the FedEx portfolio are FedEx Trade Networks, Inc. ("FedEx Trade Networks"), a global trade services company; FedEx SmartPost, Inc. ("FedEx SmartPost"), a small-parcel consolidator; FedEx Supply Chain Services, Inc. ("FedEx Supply Chain Services"), a contract logistics provider; FedEx Custom Critical, Inc. ("FedEx Custom Critical"), a critical-shipment carrier; Caribbean Transportation Services, Inc. ("Caribbean Transportation Services"), a provider of airfreight forwarding services, and FedEx Corporate Services, Inc. ("FedEx Services"), a provider of customer-facing sales, marketing and information technology functions, primarily for FedEx Express and FedEx Ground.

FISCAL YEARS

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2005 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

CREDIT RISK

We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations.

REVENUE RECOGNITION

Revenue is recognized upon delivery of shipments or the completion of the service for our office and print services, logistics and trade services businesses. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties.

ADVERTISING

Advertising costs are expensed as incurred and are classified in other operating expenses. Advertising expenses were $326 million, $284 million and $249 million in 2005, 2004 and 2003, respectively.

CASH EQUIVALENTS

Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL

Spare parts are stated principally at weighted-average cost. Supplies and fuel are stated principally at standard cost, which approximates actual cost on a first-in, first-out basis. Allowances for obsolescence are provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service, and for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change.

PROPERTY AND EQUIPMENT

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related major maintenance costs on one of our aircraft fleet types, which are capitalized and amortized over their estimated service lives. The net book value of these capitalized major maintenance costs at May 31, 2005 and 2004 was $60 million and $71 million, respectively. We capitalize certain direct internal and external costs associated with the development of internal use software. Gains and losses on sales of property used in operations are classified with depreciation and amortization.

For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term. For income tax purposes, depreciation is generally computed using accelerated methods. The depreciable lives and net book value of our property and equipment is as follows (dollars in millions):

	Range	Net Book Value at May 31, 2005	2004
Wide-body aircraft and related equipment	15 to 25 years	**$3,948**	$3,587
Narrow-body and feeder aircraft and related equipment	5 to 15 years	**330**	332
Package handling and ground support equipment	3 to 30 years	**938**	1,135
Computer and electronic equipment	3 to 10 years	**758**	769
Vehicles	3 to 12 years	**718**	711
Facilities and other	2 to 40 years	**2,951**	2,503

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 18 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values. Such changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.438 billion, $1.361 billion and $1.334 billion in 2005, 2004 and 2003, respectively. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST

Interest on funds used to finance the acquisition and modification of aircraft, construction of certain facilities and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $22 million in 2005, $11 million in 2004 and $16 million in 2003.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS

These defined benefit plans are measured as of the last day of our fiscal third quarter of each year using actuarial techniques that reflect estimates for mortality, turnover and expected retirement. In addition, management makes assumptions concerning future salary increases, future expected long-term returns on plan assets and future increases in healthcare costs. Discount rates are established as of the measurement date using theoretical bond models that select high-grade corporate bonds with cash flows that correlate to the expected payouts of the applicable liabilities. A calculated-value method is employed for purposes of determining the expected return on the plan asset component of net periodic pension cost for our qualified U.S. pension plans. Generally, we do not fund defined benefit plans when such funding provides no current tax deduction.

GOODWILL

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is reviewed at least annually for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value is determined using a discounted cash flow methodology. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INTANGIBLE ASSETS

Amortizable intangible assets include customer relationships, technology assets and contract-based intangibles acquired in business combinations. Amortizable intangible assets are amortized over periods ranging from 2 to 15 years, either on a straight-line basis or an accelerated basis depending upon the pattern in which the economic benefits are realized. Non-amortizing intangible assets consist of the Kinko's trade name. Non-amortizing intangibles are reviewed at least annually for impairment. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INCOME TAXES

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate in effect when the taxes are paid.

We have not recognized deferred taxes for U.S. federal income taxes on foreign subsidiaries' earnings that are deemed to be permanently reinvested and any related taxes associated with such earnings are not material. Pretax earnings of foreign operations for 2005, 2004, and 2003 were approximately $636 million, $430 million and $140 million, respectively, which represent only a portion of total results associated with international shipments.

SELF-INSURANCE ACCRUALS

We are primarily self-insured for workers' compensation claims, vehicle accidents and general liabilities, benefits paid under employee healthcare programs and long-term disability benefits. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

DEFERRED LEASE OBLIGATIONS

While certain aircraft, facility and retail location leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. The deferred lease obligation is the net cumulative excess of rent expense over rent payments.

DEFERRED GAINS

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains were related to aircraft transactions.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS

The pilots of FedEx Express, which represent a small number of FedEx Express total employees, are employed under a collective bargaining agreement that became amendable on May 31, 2004. In accordance with applicable labor law, we will continue to operate under our current agreement while we negotiate with our pilots. Contract negotiations with the pilots' union began in March 2004 and are ongoing. We cannot estimate the financial impact, if any, the results of these negotiations may have on our future results of operations.

AIRLINE STABILIZATION ACT CHARGE

During the second quarter of 2005, the United States Department of Transportation ("DOT") issued a final order in its administrative review of the FedEx Express claim for compensation under the Air Transportation Safety and System Stabilization Act ("Act"). Under its interpretation of the Act, the DOT determined that FedEx Express was entitled to $72 million of compensation, an increase of $3 million from its initial determination. Because we had previously received $101 million under the Act, the DOT demanded repayment of $29 million which was made in December 2004. Because we could no longer conclude that collection of the entire $119 million recorded in 2002 was probable, we recorded a charge of $48 million in the second quarter of 2005, representing the DOT's repayment demand of $29 million and the write-off of a $19 million receivable. We are vigorously contesting this determination judicially and will continue to aggressively pursue our compensation claim. Should any additional amounts ultimately be recovered by FedEx Express on this matter, they will be recognized in the period that they are realized.

STOCK COMPENSATION

We currently apply Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and its related interpretations to measure compensation expense for stock-based compensation plans. As a result, no compensation expense is recorded for stock options when the exercise price is equal to or greater than the market price of our common stock at the date of grant. For awards of restricted stock and to determine the pro forma effects of stock options set forth below, we recognize the fair value of the awards ratably over their explicit service period.

If compensation cost for stock-based compensation plans had been determined under Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock Based Compensation," stock option compensation expense, pro forma net income and basic and diluted earnings per common share for 2005, 2004 and 2003 assuming all options granted in 1996 and thereafter were valued at fair value using the Black-Scholes method, would have been as follows (in millions, except per share amounts):

	Years ended May 31,		
	2005	2004	2003
Net income, as reported	**$1,449**	$ 838	$ 830
Add: Stock compensation included in reported net income, net of tax	**4**	10	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax benefit	**40**	37	34
Pro forma net income	**$1,413**	$ 811	$ 796
Earnings per common share:			
Basic – as reported	**$ 4.81**	$ 2.80	$ 2.79
Basic – pro forma	**$ 4.69**	$ 2.71	$ 2.67
Diluted – as reported	**$ 4.72**	$ 2.76	$ 2.74
Diluted – pro forma	**$ 4.60**	$ 2.68	$ 2.63

See Note 10 for a discussion of the assumptions underlying the pro forma calculations above.

FOREIGN CURRENCY TRANSLATION

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive loss within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in results of operations. Cumulative net foreign currency translation gains and (losses) in accumulated other comprehensive loss were $14 million, ($13) million and ($13) million at May 31, 2005, 2004 and 2003, respectively.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; employee retirement plan obligations; tax liabilities; accounts receivable allowances; obsolescence of spare parts; contingent liabilities; and impairment assessments on long-lived assets (including goodwill and indefinite lived intangible assets).

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based Payment." SFAS 123R is a revision of SFAS 123 and supersedes APB 25. The new standard requires companies to record compensation expense for stock-based awards using a fair value method and is effective for annual periods beginning after June 15, 2005 (effective in 2007 for FedEx). Compensation expense will be recorded over the requisite service period, which is typically the vesting period of the award. We plan to adopt this standard using the modified prospective basis.

The impact of the adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, as well as the assumptions and the fair value model used to value them, and the market value of our common stock. If applied to 2005 and 2004, the impact of that standard would have materially approximated that of SFAS 123 as presented in Note 1 (reducing earnings per diluted share in 2005 and 2004 by $0.12 and $0.08, respectively.) SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current standards. Based on historical experience, we do not expect the impact of adopting SFAS 123R to be material to our reported cash flows.

NOTE 3: BUSINESS COMBINATIONS

FEDEX SMARTPOST

On September 12, 2004, we acquired the assets and assumed certain liabilities of FedEx SmartPost (formerly known as Parcel Direct), a division of a privately held company, for $122 million in cash. FedEx SmartPost is a leading small-parcel consolidator and broadens our portfolio of services by allowing us to offer a cost effective option for delivering low-weight, less time-sensitive packages to U.S. residences through the U.S. Postal Service. The financial results of FedEx SmartPost are included in the FedEx Ground segment from the date of its acquisition and are not material to reported or pro forma results of operations of any period.

The excess cost over the estimated fair value of the assets acquired and liabilities assumed (approximately $20 million) has been recorded as goodwill, which is entirely attributed to FedEx Ground. The allocation of the purchase price to the fair value of the assets acquired, liabilities assumed and goodwill was based primarily on internal estimates and independent appraisals.

The purchase price was allocated as follows (in millions):

Current assets, primarily accounts receivable	$ 10
Property and equipment	91
Intangible assets	10
Goodwill	20
Current liabilities	(9)
Total purchase price	$122

FEDEX KINKO'S

On February 12, 2004, we acquired FedEx Kinko's for approximately $2.4 billion in cash. We also assumed $39 million of capital lease obligations. FedEx Kinko's is a leading provider of document solutions and business services. Its network of worldwide locations offers access to color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, managed services, Web-based printing and document management solutions.

The allocation of the purchase price to the fair value of the assets acquired, liabilities assumed and goodwill, as well as the assignment of goodwill to our reportable segments, was based primarily on internal estimates of cash flows and independent appraisals. We used an independent appraisal firm to determine the fair value of certain assets and liabilities, primarily property and equipment and acquired intangible assets, including the value of the Kinko's trade name, customer-related intangibles, technology assets and contract-based intangibles.

Approximately $1.8 billion was recorded as goodwill, as the acquisition expands our portfolio of business services, while providing a substantially enhanced capability to provide package-shipping services to small- and medium-sized business customers through FedEx Kinko's network of retail locations. Because this was an acquisition of stock, goodwill is not deductible for tax purposes. Approximately $130 million of the goodwill was attributed to the FedEx Express segment and $70 million was attributed to the FedEx Ground segment based on the expected increase in each segment's fair value as a result of the acquisition.

The purchase price was allocated as follows (in millions):

Current assets, primarily accounts receivable and inventory	$ 241
Property and equipment	328
Goodwill	1,751
Intangible asset with an indefinite life	567
Amortizing intangible assets	82
Other long-term assets	52
Total assets aquired	3,021
Current liabilities	(298)
Deferred income taxes	(267)
Long-term capital lease obligations and other long-term liabilities	(36)
Total liabilities assumed	(601)
Total purchase price	$ 2,420

Indefinite lived intangible asset. This intangible asset represents the estimated fair value allocated to the Kinko's trade name. This intangible asset will not be amortized because it has an indefinite remaining useful life based on the length of time that the Kinko's name had been in use, the Kinko's brand awareness and market position and our plans for continued use of the Kinko's brand.

Amortizable intangible assets. These intangible assets represent the fair value associated with the business expected to be generated from existing customer relationships and contracts as of the acquisition date. The fair value of these assets was primarily determined by measuring the present value of the projected future earnings attributable to these assets. Substantially all of these assets are being amortized on an accelerated basis over an estimated useful life of approximately seven years. While the useful life of these customer-relationship assets is not limited by contract or any other economic, regulatory or other known factors, the useful life of seven years was determined at the acquisition date based on customer attrition patterns.

The following unaudited pro forma consolidated financial information presents the combined results of operations of FedEx and FedEx Kinko's as if the acquisition had occurred at the beginning of 2003. The unaudited pro forma results have been prepared for comparative purposes only. Adjustments were made to the combined results of operations, primarily related to higher depreciation and amortization expense resulting from higher property and equipment values and acquired intangible assets and additional interest expense resulting from acquisition debt. The accounting literature establishes firm guidelines around how this pro forma information is presented, which precludes the assumption of business synergies. Therefore, this unaudited pro forma information is not intended to represent, nor do we believe it is indicative of the consolidated results of operations of FedEx that would have been reported had the acquisition been completed as of the beginning of 2003. Furthermore, this pro forma information is not representative of the future consolidated results of operations of FedEx.

Pro forma unaudited results were as follows (in millions, except per share data):

	Years ended May 31,	
	2004[1]	2003
Revenues	$26,056	$ 24,427
Net income	836	841
Basic earnings per common share	2.80	2.82
Diluted earnings per common share	2.75	2.78

(1) Includes $27 million, net of tax, of nonrecurring expenses at FedEx Kinko's, primarily in anticipation of the acquisition. Also includes $270 million, net of tax, of business realignment costs and a $37 million, net of tax, nonrecurring tax benefit at FedEx.

We paid a portion of the purchase price from available cash balances. To finance the remainder of the purchase price, we issued commercial paper backed by a six-month $2 billion credit facility. In March 2004, we issued $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years at $600 million, $500 million and $500 million, respectively. Net proceeds from the borrowings were used to repay the commercial paper backed by the six-month credit facility. We canceled the six-month credit facility in March 2004. See Note 7 for further discussion.

These acquisitions were accounted for under the purchase method of accounting. The operating results of the acquired businesses are included in our consolidated results of operations from the date of acquisition.

NOTE 4: GOODWILL AND INTANGIBLES

The carrying amount of goodwill attributable to each reportable operating segment and changes therein follows (in millions):

	May 31, 2003	Goodwill Acquired During 2004	May 31, 2004	Goodwill Acquired During 2005	Purchase Adjustments and Other	May 31, 2005
FedEx Express segment	$ 397	$ 130[1]	$ 527	$ –	$ 1	**$ 528**
FedEx Ground segment	–	70[1]	70	20[2]	–	**90**
FedEx Freight segment	666	–	666	–	–	**666**
FedEx Kinko's segment	–	1,539	1,539	–	12	**1,551**
	$1,063	$1,739	$2,802	$ 20	$13	**$2,835**

(1) FedEx Kinko's acquisition.
(2) FedEx SmartPost acquisition.

The components of our intangible assets were as follows (in millions):

	May 31, 2005 Gross Carrying Amount	May 31, 2005 Accumulated Amortization	May 31, 2004 Gross Carrying Amount	May 31, 2004 Accumulated Amortization
Amortizable intangible assets				
Customer relationships	**$ 77**	**$(16)**	$ 72	$ (3)
Contract related	**79**	**(50)**	79	(43)
Technology related and other	**51**	**(23)**	45	(17)
Total	**$ 207**	**$(89)**	$196	$(63)
Non-amortizing intangible asset				
Kinko's trade name	**$ 567**	**$ –**	$567	$ –

Amortization expense for intangible assets was $26 million in 2005, $14 million in 2004 and $13 million in 2003. Estimated amortization expense for the next five years is as follows (in millions):

2006	$25
2007	23
2008	21
2009	18
2010	16

NOTE 5: BUSINESS REALIGNMENT COSTS

During the first half of 2004, voluntary early retirement incentives with enhanced pension and postretirement healthcare benefits were offered to certain groups of employees at FedEx Express who were age 50 or older. Voluntary cash severance incentives were also offered to eligible employees at FedEx Express. These programs were limited to eligible U.S. salaried staff employees and managers. Approximately 3,600 employees accepted offers under these programs. Costs were also incurred for the elimination of certain management positions, primarily at FedEx Express and FedEx Services, based on the staff reductions from the voluntary programs and other cost reduction initiatives. Costs for the benefits provided under the voluntary programs were recognized in the period that eligible employees accepted the offer. Other costs associated with business realignment activities were recognized in the period incurred.

The components of our business realignment costs and changes in the related accruals were as follows for the year ended May 31, 2004 (in millions):

	Voluntary Retirement	Voluntary Severance	Other[1]	Total
Accrual balances at May 31, 2003	$ –	$ –	$ –	$ –
Charged to expense	202	158	75	435
Cash paid	(8)	(152)	(31)	(191)
Amounts charged to other assets/liabilities[2]	(194)	–	(22)	(216)
Accrual balances at May 31, 2004	$ –	$ 6	$ 22	$ 28

(1) Other includes costs for management severance agreements, which are payable over future periods, including compensation related to the modification of previously granted stock options and incremental pension and healthcare benefits. Other also includes professional fees directly associated with the business realignment initiatives and relocation costs.
(2) Amounts charged to other assets and liabilities relate primarily to incremental pension and healthcare benefits.

No material costs related to these programs were incurred during 2005. At May 31, 2004, we had remaining business realignment related accruals of $28 million. The remaining accruals relate to management severance agreements, which are payable over future periods. At May 31, 2005, these accruals had decreased to $7 million due predominantly to cash payments made during 2005.

NOTE 6: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31, 2005	May 31, 2004
Accrued Salaries and Employee Benefits		
Salaries	**$ 171**	$ 163
Employee benefits	**689**	496
Compensated absences	**415**	403
	$1,275	$1,062
Accrued Expenses		
Self-insurance accruals	**$ 483**	$ 442
Taxes other than income taxes	**288**	291
Other	**580**	647
	$1,351	$1,380

NOTE 7: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of our long-term debt were as follows (in millions):

	May 31,	
	2005	2004
Unsecured debt	**$2,255**	$2,855
Capital lease obligations	**401**	534
Other debt, interest rates of 2.46% to 9.98% due through 2008	**140**	198
	2,796	3,587
Less current portion	**369**	750
	$2,427	$2,837

At May 31, 2005 and 2004, we had two revolving bank credit facilities totaling $1 billion which were undrawn. One revolver provides for $750 million through September 28, 2006. The second is a 364-day facility providing for $250 million which expires on September 22, 2005 and is extendable for one additional year through September 21, 2006. Interest rates on borrowings under the agreements are generally determined by maturities selected and prevailing market conditions. Borrowings under the credit agreements will bear interest, at our option, at a rate per annum equal to either (a) the London Interbank Offered Rate ("LIBOR") plus a credit spread, or (b) the higher of the Federal Funds Effective Rate, as defined, plus 1/2 of 1%, or the bank's Prime Rate. The revolving credit agreements contain certain covenants and restrictions, none of which are expected to significantly affect our operations or ability to pay dividends.

From time to time, we finance certain operating and investing activities, including acquisitions, through the issuance of commercial paper. Our commercial paper program is backed by unused commitments under our revolving credit facilities and reduces the amounts available under the facilities. As of May 31, 2005 and 2004, no commercial paper borrowings were outstanding and the entire $1 billion under the revolving credit agreements was available.

The components of unsecured debt (net of discounts) were as follows (in millions):

	May 31,	
	2005	2004
Senior unsecured debt		
Interest rate of three-month LIBOR (1.11% at May 31, 2004) plus 0.28%, due in 2005	**$ –**	$ 600
Interest rate of 7.80%, due in 2007	**200**	200
Interest rate of 2.65%, due in 2007	**500**	500
Interest rate of 3.50%, due in 2009	**499**	499
Interest rates of 6.63% to 7.25%, due through 2011	**499**	499
Interest rate of 9.65%, due in 2013	**299**	299
Interest rate of 7.60%, due in 2098	**239**	239
Other notes, due through 2007	**19**	19
	$2,255	$2,855

To finance our acquisition of FedEx Kinko's in 2004, we entered into a six-month $2 billion credit facility. During February 2004, we issued commercial paper backed by unused commitments under this facility. In March 2004, we issued $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years, at $600 million, $500 million and $500 million, respectively. Net proceeds from these borrowings were used to repay the commercial paper backed by the six-month credit facility. We canceled the six-month credit facility in March 2004.

Capital lease obligations include certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually, with principal payments due at the end of the related lease agreements. In addition, during 2004, FedEx Express amended two leases for MD11 aircraft, which required FedEx Express to record $110 million in both fixed assets and long-term liabilities. During 2003, FedEx Express amended four leases for MD11 aircraft, which commits FedEx Express to firm purchase obligations for two of these aircraft during both 2005 and 2006. As a result, the amended leases were accounted for as capital leases, which added $221 million to both fixed assets and long-term liabilities at May 31, 2003. Two of these aircraft were paid off in 2005 when the purchase obligation became due.

Other long-term debt includes $125 million related to two leased MD11 aircraft that are consolidated under the provisions of Financial Accounting Standards Board Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The debt requires interest at LIBOR plus a margin and is due in installments through March 30, 2007. See Note 17 for further discussion.

We issue other financial instruments in the normal course of business to support our operations. Letters of credit at May 31, 2005 were $580 million. The amount unused under our letter of credit facility totaled approximately $39 million at May 31, 2005. This facility expires in May of 2006. These instruments are generally required under certain U.S. self-insurance programs and are used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in the balance sheet, where applicable. Therefore, no additional liability is reflected for the letters of credit.

Scheduled annual principal maturities of debt, exclusive of capital leases, for the five years subsequent to May 31, 2005, are as follows (in millions):

2006	$265
2007	844
2008	–
2009	499
2010	–

Long-term debt, exclusive of capital leases, had carrying values of $2.4 billion and $3.0 billion at May 31, 2005 and 2004, respectively, compared with estimated fair values of approximately $2.6 billion and $3.2 billion at those respective dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have a $1.0 billion shelf registration statement with the SEC to provide flexibility and efficiency when obtaining financing. Under this shelf registration statement we may issue, in one or more offerings, either unsecured debt securities, common stock or a combination of such instruments. The entire $1 billion is available for future financings.

NOTE 8: LEASE COMMITMENTS

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2039. In addition, supplemental aircraft are leased under agreements that generally provide for cancelation upon 30 days' notice.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31,	
	2005	2004
Aircraft	**$232**	$344
Package handling and ground support equipment	**167**	168
Vehicles	**36**	39
Other, principally facilities	**167**	230
	602	781
Less accumulated amortization	**329**	390
	$273	$391

Rent expense under operating leases was as follows (in millions):

	For years ended May 31,		
	2005	2004	2003
Minimum rentals	**$1,793**	$1,560	$1,522
Contingent rentals	**235**	143	107
	$2,028	$1,703	$1,629

Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases at May 31, 2005 is as follows (in millions):

2006	$121
2007	22
2008	99
2009	11
2010	96
Thereafter	130
	479
Less amount representing interest	78
Present value of net minimum lease payments	$401

A summary of future minimum lease payments under noncancelable operating leases (principally aircraft, retail locations and facilities) with an initial or remaining term in excess of one year at May 31, 2005 is as follows (in millions):

	Aircraft and Related Equipment	Facilities and Other	Total
2006	$ 607	$1,039	$ 1,646
2007	606	912	1,518
2008	585	771	1,356
2009	555	636	1,191
2010	544	501	1,045
Thereafter	4,460	2,789	7,249
	$7,357	$6,648	$14,005

The weighted-average remaining lease term of all operating leases outstanding at May 31, 2005 was approximately six years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

NOTE 9: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2005, none of these shares had been issued.

NOTE 10: COMMON STOCKHOLDERS' INVESTMENT

TREASURY SHARES

The following table summarizes information about treasury share repurchases for the years ended May 31:

	Shares	Average Price Per Share
2005	–	$ –
2004	2,625,000	68.14
2003	3,275,000	56.66

These repurchases were done under share repurchase programs aggregating 15 million shares. A total of 5.75 million shares remain under existing share repurchase authorizations. At May 31, 2005 and 2004, respectively, 18,111 and 4,760 shares remained outstanding in treasury.

STOCK COMPENSATION PLANS

Stock Options Plan

Under the provisions of our stock incentive plans, key employees and non-employee directors may be granted options to purchase shares of common stock at a price not less than its fair market value at the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years with more than 80% of stock option grants vesting ratably over four years. At May 31, 2005, there were 3,589,600 shares available for future grants under these plans.

The weighted-average fair value of these grants, calculated using the Black-Scholes valuation method under the assumptions indicated below, was $20.37, $18.02 and $17.12 per option in 2005, 2004 and 2003, respectively.

We are required to disclose the pro forma effect of accounting for stock options using such a valuation method for all options granted in 1996 and thereafter (see Note 1). We use the Black-Scholes option-pricing model to calculate the fair value of options for our pro forma disclosures. The key assumptions for this valuation method include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, forfeiture rate and exercise price. Many of these assumptions are judgmental and highly sensitive in the determination of pro forma compensation expense. Following is a table of the key weighted-average assumptions used in the option valuation calculations for the options granted in the three years ended May 31, and a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2005	2004	2003
Expected lives	**4 years**	4 years	4 years
Expected volatility	**27%**	32%	35%
Risk-free interest rate	**3.559%**	2.118%	4.017%
Dividend yield	**0.3215%**	0.3102%	0.3785%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Generally, options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. In July 2002, we paid the first dividend in the history of the company. Therefore, the fair value of options prior to 2003 is not affected by the dividend yield. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate. This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This percentage is derived from historical experience. An increase in the forfeiture rate will decrease compensation expense. Our forfeiture rate is approximately 8%.

The following table summarizes information about our stock option plans for the years ended May 31:

	2005		2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**17,349,307**	**$46.39**	17,315,116	$38.88	17,306,014	$34.32
Granted	**2,718,651**	**76.21**	3,937,628	64.96	3,261,800	53.22
Exercised	**(2,540,324)**	**39.14**	(3,724,605)	31.05	(2,951,154)	27.73
Forfeited	**(168,252)**	**63.27**	(178,832)	46.71	(301,544)	40.47
Outstanding at end of year	**17,359,382**	**51.96**	17,349,307	46.39	17,315,116	38.88
Exercisable at end of year	**9,660,334**	**42.34**	8,747,523	38.28	8,829,515	33.58

The following table summarizes information about stock options outstanding at May 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$15.34 – $23.01	595,402	1.1 years	$19.35	595,402	$19.35
23.17 – 34.76	2,035,885	2.7 years	29.84	2,035,885	29.84
35.00 – 52.50	4,861,199	5.6 years	40.23	3,886,522	39.85
53.46 – 80.19	9,464,196	7.5 years	62.99	3,142,525	57.89
84.98 – 100.20	402,700	9.5 years	94.12	–	–
15.34 – 100.20	17,359,382	6.3 years	51.96	9,660,334	42.34

Total equity compensation shares outstanding or available for grant represented approximately 6.8% and 7.1% of total outstanding common and equity compensation shares and equity compensation shares available for grant at May 31, 2005 and May 31, 2004, respectively.

Stock Options Expensed. Under our business realignment programs discussed in Note 5, we recognized approximately $6 million and $16 million of expense ($4 million and $10 million, net of tax) during 2005 and 2004, respectively, related to the modification of previously granted stock options. We calculated this expense using the Black-Scholes method.

Restricted Stock Plans

Under the terms of our restricted stock plans, shares of common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price at the date of award. Compensation related to these plans is recorded as a reduction of common stockholders' investment and is amortized to expense over the explicit service period.

The following table summarizes information about restricted stock awards for the years ended May 31:

	2005		2004		2003	
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Awarded	**218,273**	**$80.24**	282,423	$67.11	343,500	$47.56
Forfeited	**21,354**	**55.41**	10,000	43.41	17,438	48.01

At May 31, 2005, there were 550,634 shares available for future awards under these plans. Annual compensation cost for the restricted stock plans was approximately $16 million for 2005, $14 million for 2004, and $12 million for 2003.

NOTE 11: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic earnings per common share and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2005	2004	2003
Net income applicable to common stockholders	**$1,449**	$ 838	$ 830
Weighted-average shares of common stock outstanding	**301**	299	298
Common equivalent shares:			
Assumed exercise of outstanding dilutive options	**18**	19	15
Less shares repurchased from proceeds of assumed exercise of options	**(12)**	(14)	(10)
Weighted-average common and common equivalent shares outstanding	**307**	304	303
Basic earnings per common share	**$ 4.81**	$ 2.80	$ 2.79
Diluted earnings per common share	**$ 4.72**	$ 2.76	$ 2.74

NOTE 12: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2005	2004	2003
Current provision			
Domestic:			
Federal	**$634**	$371	$112
State and local	**65**	54	28
Foreign	**103**	85	39
	802	510	179
Deferred provision (benefit)			
Domestic:			
Federal	**67**	(22)	304
State and local	**(4)**	(7)	25
Foreign	**(1)**	–	–
	62	(29)	329
	$864	$481	$508

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2005	2004	2003
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
State and local income taxes, net of federal benefit	**1.7**	2.3	2.6
Other, net	**0.7**	(0.8)	0.4
Effective tax rate	**37.4%**	36.5%	38.0%

The 37.4% effective tax rate in 2005 was favorably impacted ($12 million tax benefit or $0.04 per diluted share) by the one-time reduction of a valuation allowance on foreign tax credits arising from certain of our international operations as a result of the passage of the American Jobs Creation Act of 2004 and by a lower effective state tax rate. The lower 36.5% effective rate in 2004 was primarily attributable to the favorable decision in the tax case discussed below, stronger than anticipated international results and the results of tax audits in 2004. Our stronger than anticipated international results, along with other factors, increased our ability to credit income taxes paid to foreign governments on foreign income against U.S. income taxes on the same income, thereby mitigating the exposure to double taxation.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2005		2004	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	**$ 301**	**$1,455**	$ 310	$1,372
Employee benefits	**397**	**453**	386	406
Self-insurance accruals	**311**	**–**	297	–
Other	**319**	**128**	277	104
Net operating loss/credit carryforwards	**54**	**–**	47	–
Valuation allowance	**(42)**	**–**	(52)	–
	$1,340	**$2,036**	$1,265	$1,882

The net deferred tax liability of $696 million for 2005 and $617 million for 2004 has been classified in the balance sheet as a current deferred tax asset of $510 million and $489 million, and a noncurrent deferred tax liability of $1,206 million and $1,106 million, respectively.

The valuation allowance primarily represents amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2006. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized. The net decrease in the valuation allowance of $10 million was principally due to the reduction of the valuation allowance against certain foreign tax credits as a result of the passage of the American Jobs Creation Act of 2004, noted above, partially offset by an increase in the valuation allowance on certain capital loss and net operating loss carryover items.

In February 2005, the Sixth Circuit Court of Appeals reaffirmed the favorable ruling from the U.S. District Court in Memphis regarding the tax treatment of jet engine maintenance costs, previously received during the first quarter of 2004. The period during which the U.S. Department of Justice could appeal the decision lapsed in May 2005, making the decision final. The district court held that these costs were ordinary and necessary business expenses and properly deductible in our income tax returns. Neither the Sixth Circuit's decision nor the government's decision not to pursue an appeal had any impact on our financial condition, results of operations or tax rate during 2005. As a result of the District Court ruling, we recognized a one-time benefit of $26 million, net of tax, or $0.08 per diluted share in the first quarter of 2004, primarily related to the reduction of accruals and the recognition of interest earned on amounts previously paid to the IRS. These adjustments affected both net interest expense ($30 million pretax) and income tax expense ($7 million). We expect to receive a refund payment of approximately $80 million (before income taxes of approximately $16 million) from the U.S. government in the first quarter of 2006, which is included in current receivables.

NOTE 13: EMPLOYEE BENEFIT PLANS

Pension Plans

We sponsor defined benefit pension plans covering a majority of our employees. The largest plan covers certain U.S. employees age 21 and over, with at least one year of service. Eligible employees as of May 31, 2003 were given the opportunity to make a one-time election to accrue future pension benefits under either a new cash balance formula which we call the Portable Pension Account or a traditional pension benefit formula. Benefits provided under the traditional formula are based on average earnings and years of service. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age, and years of credited service, and interest on the notional account balance. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continue to receive the benefit of future salary increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 receive benefits exclusively under the Portable Pension Account.

Plan funding is actuarially determined and is subject to certain tax law limitations. International defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations. Substantially all plan assets are actively managed. The weighted-average asset allocation for our primary pension plan at February 28, 2005 was as follows:

	Actual	Target
Domestic equities	53%	53%
International equities	20	17
Private equities	2	5
Total equities	75	75
Long duration fixed income securities	15	15
Other fixed income securities	10	10
	100%	100%

The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn a long-term investment return that meets our pension plan obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets. A substantial increase in the value of plan assets as a result of investment gains and contributions at the measurement date for 2005 pension expense (February 27, 2004) almost completely offset the effect of a slightly lower discount rate and other actuarial losses.

Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may be experienced in the future.

Actuarial gains or losses are generated to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets.
- the types of investment classes in which we invest our pension plan assets and the expected compound return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate).
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. Also, we periodically commission detailed asset/liability studies performed by third-party professional investment advisors and actuaries. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The study performed for 2004 supported the reasonableness of our 9.10% return assumption used for 2004 based on our liability duration and market conditions at the time we set this assumption (in 2004). The results of this study were reaffirmed for 2005 by our third-party professional investment advisors and actuaries.

Postretirement Healthcare Plans

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988.

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2005 and a statement of the funded status as of May 31, 2005 and 2004 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2005	2004	2005	2004
Accumulated Benefit Obligation ("ABO")	$ 8,933	$ 7,427		
Changes in Projected Benefit Obligation ("PBO")				
Projected benefit obligation at the beginning of year	$ 8,683	$ 7,117	$ 496	$ 382
Service cost	417	376	37	35
Interest cost	579	490	32	25
Actuarial loss	907	661	–	36
Benefits paid	(194)	(136)	(36)	(23)
Special termination benefits[1]	–	158	–	38
Amendments, benefit enhancements and other	9	17	8	3
Projected benefit obligation at the end of year	$ 10,401	$ 8,683	$ 537	$ 496
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 7,783	$ 5,825	$ –	$ –
Actual return on plan assets	746	1,751	–	–
Company contributions	489	335	28	16
Benefits paid	(194)	(136)	(36)	(23)
Other	2	8	8	7
Fair value of plan assets at end of year	$ 8,826	$ 7,783	$ –	$ –
Funded Status of the Plans	$ (1,575)	$ (900)	$ (537)	$ (496)
Unrecognized actuarial loss (gain)	2,500	1,694	(1)	(1)
Unamortized prior service cost	104	118	4	1
Unrecognized transition amount	(4)	(5)	–	–
Prepaid (accrued) benefit cost	$ 1,025	$ 907	$ (534)	$ (496)
Amount Recognized in the Balance Sheet at May 31:				
Prepaid benefit cost	$ 1,272	$ 1,127	$ –	$ –
Accrued benefit liability	(247)	(220)	(534)	(496)
Minimum pension liability	(63)	(67)	–	–
Accumulated other comprehensive income[2]	52	54	–	–
Intangible asset	11	13	–	–
Prepaid (accrued) benefit cost	$ 1,025	$ 907	$ (534)	$ (496)

(1) The special termination benefits reflected in the table above related primarily to early retirement incentives offered to certain groups of our employees at FedEx Express during 2004 (see Note 5 for more information).

(2) The minimum pension liability component of Accumulated Other Comprehensive Income is shown in the Statement of Changes in Stockholders' Investment and Comprehensive Income, net of deferred taxes.

Our pension plans included the following components at May 31, 2005 and 2004 (in millions):

	U.S. Plans							
	Qualified		Nonqualified		International Plans		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
ABO	**$ 8,534**	$7,069	**$ 166**	$ 166	**$ 233**	$ 192	**$ 8,933**	$7,427
PBO	**$ 9,937**	$8,274	**$ 181**	$ 179	**$ 283**	$ 230	**$10,401**	$8,683
Fair Value of Plan Assets	**8,699**	7,678	**–**	–	**127**	105	**8,826**	7,783
Funded Status	**$(1,238)**	$ (596)	**$(181)**	$(179)	**$(156)**	$(125)	**$ (1,575)**	$ (900)
Unrecognized actuarial loss	**2,414**	1,621	**27**	32	**59**	41	**2,500**	1,694
Unamortized prior service cost	**86**	95	**14**	20	**4**	3	**104**	118
Unrecognized transition amount	**(5)**	(7)	**–**	–	**1**	2	**(4)**	(5)
Prepaid (accrued) benefit cost	**$ 1,257**	$1,113	**$(140)**	$(127)	**$ (92)**	$ (79)	**$ 1,025**	$ 907

The projected benefit obligation ("PBO") is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation ("ABO") also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. Therefore, the ABO as compared to plan assets is an indication of the assets currently available to fund vested and nonvested benefits accrued through May 31.

The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the ABO to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. Although not legally required, we made $460 million in contributions to our qualified U.S. pension plans in 2005 compared to total contributions of $320 million in 2004. Currently, we do not expect any contributions for 2006 will be legally required. However, we currently expect to make tax-deductible voluntary contributions to our qualified plans in 2006 at levels comparable to 2005.

We have certain nonqualified defined benefit pension plans that are not funded because such funding would be deemed current compensation to plan participants. Primarily related to those plans and certain international plans, we have ABOs aggregating approximately $399 million at May 31, 2005 and $358 million at May 31, 2004, with assets of $127 million at May 31, 2005 and $105 million at May 31, 2004. Plans with this funded status resulted in the recognition of a minimum pension liability in our balance sheets. This minimum liability was $63 million at May 31, 2005 and $67 million at May 31, 2004.

Net periodic benefit cost for the three years ended May 31 was as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2005	2004	2003	**2005**	2004	2003
Service cost	**$ 417**	$ 376	$ 374	**$ 37**	$ 35	$ 27
Interest cost	**579**	490	438	**32**	25	25
Expected return on plan assets	**(707)**	(597)	(594)	**–**	–	–
Recognized actuarial losses	**60**	62	–	**–**	–	–
Other amortization	**12**	12	10	**(1)**	–	(2)
	$ 361	$ 343	$ 228	**$ 68**	$ 60	$ 50

Increases in pension costs from the prior year are primarily the result of changes in discount rate.

Weighted-average actuarial assumptions for our primary U.S. plans, which comprise substantially all of our projected benefit obligations, are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2005	2004	2003	**2005**	2004	2003
Discount rate	**6.285%**	6.78%	6.99%	**6.16%**	6.57%	6.75%
Rate of increase in future compensation levels	**3.15**	3.15	3.15	**–**	–	–
Expected long-term rate of return on assets	**9.10**	9.10	10.10	**–**	–	–

The expected long-term rate of return assumptions for each asset class are selected based on historical relationships between the asset classes and the economic and capital market environments, updated for current conditions. Additional information about our pension plan can be found in the Critical Accounting Policies section of Management's Discussion and Analysis.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (in millions):

2006	$ 228
2007	263
2008	283
2009	321
2010	375
2011-2015	2,718

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit costs are estimated to increase at an annual rate of 13% during 2006, decreasing to an annual growth rate of 5% in 2019 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 6.75% during 2006, decreasing to an annual growth rate of 5% in 2013 and thereafter. Our postretirement healthcare cost is capped at 150% of the 1993 per capita projected employer cost and, therefore, is not subject to medical and dental trends after the capped cost is attained. Therefore, a 1% change in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 2005, or 2005 benefit expense.

Defined Contribution Plans

Profit sharing and other defined contribution plans are in place covering a majority of U.S. employees. The majority of U.S. employees are covered under 401(k) plans to which we provide discretionary matching contributions based on employee contributions. In addition, some employees are covered under profit sharing plans which provide for discretionary contributions, as determined annually by those business units. Expense under these plans was $97 million in 2005, $89 million in 2004 and $82 million in 2003.

NOTE 14: BUSINESS SEGMENT INFORMATION

Our operations for the periods presented are primarily represented by FedEx Express, FedEx Ground, FedEx Freight and FedEx Kinko's. These businesses form the core of our reportable segments. Other business units in the FedEx portfolio are FedEx Trade Networks, FedEx SmartPost, FedEx Supply Chain Services, FedEx Custom Critical and Caribbean Transportation Services. Management evaluates segment financial performance based on operating income.

Our reportable segments include the following businesses:

FedEx Express Segment	FedEx Express FedEx Trade Networks
FedEx Ground Segment	FedEx Ground FedEx SmartPost FedEx Supply Chain Services
FedEx Freight Segment	FedEx Freight FedEx Custom Critical Caribbean Transportation Services
FedEx Kinko's Segment	FedEx Kinko's

The FedEx Kinko's segment was formed in the fourth quarter of 2004 as a result of our acquisition of FedEx Kinko's (formerly known as Kinko's, Inc.). As discussed in Note 3, we acquired FedEx Kinko's on February 12, 2004, and its results of operations have been included in our financial results from the date of acquisition.

FedEx Services provides customer-facing sales, marketing and information technology support, primarily for FedEx Express and FedEx Ground. The costs for these activities are allocated based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the cost of providing these functions. Other allocations include costs for services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions.

Certain operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates which we believe approximate fair value and are reflected as revenues of the billing segment. Such intersegment revenues and expenses are not separately identified in the following segment information as the amounts are not material and are eliminated in the consolidated results.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Kinko's Segment[1]	Other and Eliminations[2]	Consolidated Total
Revenues						
2005	**$19,485**	**$4,680**	**$3,217**	**$2,066**	**$ (85)**	**$ 29,363**
2004	17,497	3,910	2,689	521	93	24,710
2003	16,467	3,581	2,443	–	(4)	22,487
Depreciation and amortization						
2005	**$ 798**	**$ 176**	**$ 102**	**$ 138**	**$ 248**	**$ 1,462**
2004	810	154	92	33	286	1,375
2003	818	155	88	–	290	1,351
Operating income						
2005[3]	**$ 1,414**	**$ 604**	**$ 354**	**$ 100**	**$ (1)**	**$ 2,471**
2004[4]	629	522	244	39	6	1,440
2003	783	494	193	–	1	1,471
Segment assets[5]						
2005	**$13,130**	**$2,776**	**$2,047**	**$2,987**	**$(536)**	**$ 20,404**
2004	12,443	2,248	1,924	2,903	(384)	19,134
2003	11,188	1,846	1,825	–	526	15,385

(1) Includes the operations of FedEx Kinko's from the formation of the FedEx Kinko's segment on March 1, 2004.
(2) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue and $6 million of operating income).
(3) Includes $48 million related to an Airline Stabilization Act charge.
(4) Includes business realignment costs of $428 million in the FedEx Express segment, $1 million in the FedEx Ground segment and $6 million in Other and Eliminations.
(5) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Kinko's Segment	Other	Consolidated Total
2005	**$1,195**	**$456**	**$217**	**$152**	**$216**	**$ 2,236**
2004	592	314	130	36	199	1,271
2003	917	252	139	–	203	1,511

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

Revenue By Service Type

	2005	2004	2003
FedEx Express segment:			
Package:			
U.S. overnight box	**$ 5,969**	$ 5,558	$ 5,432
U.S. overnight envelope	**1,798**	1,700	1,715
U.S. deferred	**2,799**	2,592	2,510
Total domestic package revenue	**10,566**	9,850	9,657
International priority	**6,134**	5,131	4,367
Total package revenue	**16,700**	14,981	14,024
Freight:			
U.S.	**1,854**	1,609	1,564
International	**381**	393	400
Total freight revenue	**2,235**	2,002	1,964
Other	**550**	514	479
Total FedEx Express segment	**19,485**	17,497	16,467
FedEx Ground segment	**4,680**	3,910	3,581
FedEx Freight segment	**3,217**	2,689	2,443
FedEx Kinko's segment[1]	**2,066**	521	–
Other and Eliminations[2]	**(85)**	93	(4)
	$ 29,363	$24,710	$22,487

Geographical Information[3]

	2005	2004	2003
Revenues:			
U.S.	**$ 22,146**	$18,643	$17,277
International	**7,217**	6,067	5,210
	$ 29,363	$24,710	$22,487
Noncurrent assets:			
U.S.	**$ 13,020**	$12,644	$ 9,908
International	**2,115**	1,520	1,536
	$ 15,135	$14,164	$11,444

(1) Includes the operations of FedEx Kinko's from the formation of the FedEx Kinko's segment on March 1, 2004.

(2) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue).

(3) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2005	2004	2003
Interest (net of capitalized interest)	**$162**	$151	$125
Income taxes	**824**	364	53

FedEx Express amended two leases in 2004 and four leases in 2003 for MD11 aircraft, which required FedEx Express to record $110 million in 2004 and $221 million in 2003, in both fixed assets and long-term liabilities.

FedEx Express consolidated an entity that owns two MD11 aircraft under the provisions of FIN46. The consolidation of this entity in September 2003 resulted in an increase in our fixed assets and long-term liabilities of approximately $140 million. See Note 17.

NOTE 16: GUARANTEES AND INDEMNIFICATIONS

We adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," during 2003, which required the prospective recognition and measurement of certain guarantees and indemnifications. Accordingly, any contractual guarantees or indemnifications we have issued or modified subsequent to December 31, 2002 are subject to evaluation. If required, a liability for the fair value of the obligation undertaken will be recognized.

With the exception of residual value guarantees in certain operating leases, a maximum obligation is generally not specified in our guarantees and indemnifications. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

We have guarantees under certain operating leases, amounting to $37 million as of May 31, 2005, for the residual values of vehicles and facilities at the end of the respective operating lease periods. Under these leases, if the fair market value of the leased asset at the end of the lease term is less than an agreed-upon value as set forth in the related operating lease agreement, we will be responsible to the lessor for the amount of such deficiency. Based upon our expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

Certain of our operating leases contain other indemnification obligations to the lessor, which are considered ordinary and customary (e.g., use and environmental indemnifications). The terms of these obligations range in duration and often are not limited. Such indemnification obligations continue until and, in many cases, after expiration of the respective lease.

In conjunction with certain transactions, primarily sales or purchases of operating assets or services in the ordinary course of business, we sometimes provide routine indemnifications (e.g., environmental, tax and software infringement), the terms of which range in duration and often are not limited.

FedEx's publicly held debt (approximately $1.7 billion) is guaranteed by our subsidiaries. The guarantees are full and unconditional, joint and several and any subsidiaries that are not guarantors are minor as defined by Securities and Exchange Commission regulations. FedEx, as the parent company issuer of this debt, has no independent assets or operations. There are no significant restrictions on our ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. In certain cases, the bond proceeds were loaned to FedEx Express and are included in long-term debt and, in other cases, the facilities were leased to us and are accounted for as either capital leases or operating leases. Approximately $760 million in principal of these bonds (with total future principal and interest payments of approximately $1.3 billion as of May 31, 2005) is unconditionally guaranteed by FedEx Express. Of the $760 million bond principal, $204 million was in capital lease obligations at May 31, 2005 and the remainder was in operating leases.

NOTE 17: VARIABLE INTEREST ENTITIES

FedEx Express entered into a lease in July 2001 for two MD11 aircraft. These assets are held by a separate entity, which was established and is owned by independent third parties who provide financing through debt and equity participation. The original cost of the assets under the lease was approximately $150 million.

This lease contains residual value guarantees that obligate FedEx Express, not the third-party owners, to absorb the majority of the losses, if any, of the entity. The lease also provides FedEx Express with the right to receive any residual returns of the entity if they occur. At May 31, 2005, the residual value guarantee associated with this lease, which represents the maximum exposure to loss, was $89 million. FIN 46 required us to consolidate the separate entity that owns the two MD11 aircraft. Since the entity was created before February 1, 2003, we measured the assets and liabilities at their carrying amounts (the amounts at which they would have been recorded in the consolidated financial statements if FIN 46 had been effective at the inception of the lease).

As a result of this consolidation, the accompanying May 31, 2005 balance sheet includes an additional $120 million of fixed assets and $125 million of long-term liabilities. The May 31, 2004 balance sheet includes an additional $126 million of fixed assets and $133 million of long-term liabilities.

NOTE 18: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2005 were as follows (in millions):

	Aircraft	Aircraft-Related[1]	Other[2]	Total
2006	$ 111	$ 237	$ 582	$ 930
2007	115	91	106	312
2008	131	74	48	253
2009	567	61	37	665
2010	517	56	22	595
Thereafter	625	70	166	861

(1) Primarily aircraft modifications.
(2) Primarily vehicles, facilities, computers, printing and other equipment and advertising and promotions contracts.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes.

As of May 31, 2005, FedEx Express is committed to purchase four Airbus A300s, two Airbus A310s, nine ATR-72s, one MD11 and 10 Airbus A380s (a new high-capacity, long-range aircraft). FedEx Express expects to take delivery of the MD11, four A300s, all of the ATR-72s and one Airbus A310 in 2006. The remaining Airbus A310 is expected to be delivered in 2007. FedEx Express expects to take delivery of three of the 10 A380 aircraft in each of 2009, 2010 and 2011 and the remaining one in 2012. Deposits and progress payments of $29 million have been made toward these purchases and other planned aircraft-related transactions. In addition, we have committed to modify our DC10 aircraft for passenger-to-freighter and two-man cockpit configurations. Payments related to these activities are included in the table above. Aircraft and aircraft-related contracts are subject to price escalations.

NOTE 19: CONTINGENCIES

Wage-and-Hour. We are a defendant in a number of lawsuits filed in federal or California state courts containing various class-action allegations under federal or California wage-and-hour laws. The plaintiffs in these lawsuits are employees of FedEx operating companies who allege, among other things, that they were forced to work "off the clock" and were not provided work breaks or other benefits. The plaintiffs generally seek unspecified monetary damages, injunctive relief, or both.

To date, one of these wage-and-hour cases, Foster v. FedEx Express, has been certified as a class action. The plaintiffs represent a class of hourly FedEx Express employees in California from October 14, 1998 to present. The plaintiffs allege that hourly employees are routinely required to work "off the clock" and are not paid for this additional work. The court issued a ruling on December 13, 2004 granting class certification on all issues. The ruling, however, does not address whether we will ultimately be held liable.

We have denied any liability with respect to these claims and intend to vigorously defend ourself in these cases. However, it is reasonably possible that material losses could be incurred on one or more of these matters as these cases develop.

Independent Contractor. FedEx Ground is involved in numerous purported class-action lawsuits and other proceedings in which the threshold issue is whether some or all of FedEx Ground's owner-operators are in fact employees, rather than independent contractors. Adverse determinations in these matters could, among other things, entitle certain of our contractors to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax liability for FedEx Ground. We have filed a motion with the Judicial Panel on Multi-District Litigation to transfer and consolidate all the class-action lawsuits for administration by a single federal court. All but one of these lawsuits has been stayed pending a ruling on our motion.

We strongly believe that FedEx Ground's owner-operators are properly classified as independent contractors and that we will prevail in these proceedings. Given the nature and preliminary status of the claims, we cannot yet determine the amount or a reasonable range of potential loss in these matters, if any.

Other. FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect our financial position, results of operations or cash flows.

NOTE 20: RELATED PARTY TRANSACTIONS

In November 1999, FedEx entered into a multi-year naming rights agreement with the National Football League Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium "FedExField." In August 2003, Frederick W. Smith, Chairman, President and Chief Executive Officer of FedEx, personally acquired an approximate 10% ownership interest in the Washington Redskins and joined its board of directors.

A member of our Board of Directors, J.R. Hyde, III, and his wife together own approximately 13% of HOOPS, L.P. ("HOOPS"), the owner of the NBA Memphis Grizzlies professional basketball team. Mr. Hyde, through one of his companies, also is the general partner of the minority limited partner of HOOPS. During 2002, FedEx entered into a multi-year, $90 million naming rights agreement with HOOPS that will be amortized to expense over the life of the agreement. Under this agreement, FedEx has certain marketing rights, including the naming of the new arena where the Grizzlies play as FedExForum. Pursuant to a separate agreement with HOOPS, the City of Memphis and Shelby County, FedEx has agreed to pay $2.5 million a year for the balance of the 25-year term of the agreement if HOOPS terminates its lease for the new arena after 17 years. FedEx also purchased $2 million of municipal bonds issued by the Memphis and Shelby County Sports Authority, the proceeds of which are to be used to finance a portion of the construction costs of the new arena.

On March 26, 2004, FedEx purchased an aggregate of 94 acres of real estate in Olive Branch, Mississippi for $4.7 million. FedEx is constructing a FedEx Ground hub on this site, which is just south of Memphis. The 94-acre site is divided into three parcels, two of which were owned by entities in which Mr. Hyde has a 50% ownership interest. These two parcels total approximately 3.4 acres. An independent appraisal of the property determined its fair market value to be not less than the negotiated purchase price.

NOTE 21: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Revenues	**$ 6,975**	**$ 7,334**	**$ 7,339**	**$ 7,715**
Operating income	**579**	**600**[1]	**552**	**740**
Net income	**330**	**354**[1][2]	**317**	**448**
Basic earnings per common share[7]	**1.10**	**1.18**	**1.05**	**1.48**
Diluted earnings per common share	**1.08**	**1.15**[1][2]	**1.03**	**1.46**
2004[3]				
Revenues	$ 5,687	$ 5,920	$ 6,062	$ 7,041
Operating income	200[4]	183[6]	372	685
Net income	128[4][5]	91[6]	207	412[7]
Basic earnings per common share[7]	0.43[4][5]	0.31[6]	0.69	1.38[7]
Diluted earnings per common share	0.42[4][5]	0.30[6]	0.68	1.36[7]

(1) Includes $48 million ($31 million, net of tax, $0.10 per basic and diluted share) related to an Airline Stabilization Act charge described in Note 1.
(2) Includes an $11 million ($0.04 per basic and diluted share) benefit from an income tax adjustment described in Note 12.
(3) Includes FedEx Kinko's from February 12, 2004 (date of acquisition). See Note 3.
(4) Includes $132 million ($82 million, net of tax, $0.28 per share, or $0.27 per diluted share) of business realignment costs described in Note 5.
(5) Includes $26 million, net of tax ($0.09 per share or $0.08 per diluted share) related to a favorable ruling on an IRS case described in Note 12.
(6) Includes $283 million ($175 million, net of tax, $0.59 per share, or $0.57 per diluted share) of business realignment costs described in Note 5.
(7) The sum of the quarterly earnings per share may not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FedEx Corporation's internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 12, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Memphis, Tennessee
July 12, 2005

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2005. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere in this Report.

(In millions, except per share amounts and other operating data)	2005[1][2]	2004[3][4][5]	2003	2002	2001[6][7]
Operating Results					
Revenues	**$29,363**	$24,710	$22,487	$20,607	$19,629
Operating income	**2,471**	1,440	1,471	1,321	1,071
Income before income taxes	**2,313**	1,319	1,338	1,160	927
Income before cumulative effect of change in accounting principle	**1,449**	838	830	725	584
Cumulative effect of change in accounting for goodwill[8]	**–**	–	–	(15)	–
Net income	**$ 1,449**	$ 838	$ 830	$ 710	$ 584
Per Share Data					
Earnings per share:					
Basic:					
Income before cumulative effect of change in accounting principle	**$ 4.81**	$ 2.80	$ 2.79	$ 2.43	$ 2.02
Cumulative effect of change in accounting for goodwill[8]	**–**	–	–	(0.05)	–
	$ 4.81	$ 2.80	$ 2.79	$ 2.38	$ 2.02
Assuming dilution:					
Income before cumulative effect of change in accounting principle	**$ 4.72**	$ 2.76	$ 2.74	$ 2.39	$ 1.99
Cumulative effect of change in accounting for goodwill[8]	**–**	–	–	(0.05)	–
	$ 4.72	$ 2.76	$ 2.74	$ 2.34	$ 1.99
Average shares of common stock outstanding	**301**	299	298	298	289
Average common and common equivalent shares outstanding	**307**	304	303	303	293
Cash dividends declared	**$ 0.29**	$ 0.29	$ 0.15	$ 0.05	–
Financial Position					
Property and equipment, net	**$ 9,643**	$ 9,037	$ 8,700	$ 8,302	$ 8,100
Total assets	**20,404**	19,134	15,385	13,812	13,392
Long-term debt, less current portion	**2,427**	2,837	1,709	1,800	1,900
Common stockholders' investment	**9,588**	8,036	7,288	6,545	5,900
Other Operating Data					
FedEx Express aircraft fleet	**670**	645	643	647	640
Average full-time equivalent employees and contractors	**215,838**	195,838	190,918	184,953	176,960

(1) Results for 2005 include $48 million ($31 million, net of tax, $0.10 per diluted share) related to an Airline Stabilization Act charge. See Note 1 to the accompanying consolidated financial statements.

(2) Results for 2005 include a $12 million or $0.04 per diluted share benefit from an income tax adjustment. See Note 12 to the accompanying consolidated financial statements.

(3) Results for 2004 include $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs. See Note 5 to the accompanying consolidated financial statements.

(4) Results for 2004 include the financial results of FedEx Kinko's from February 12, 2004 (the date of acquisition). See Note 3 to the accompanying consolidated financial statements.

(5) Results for 2004 include $37 million, net of tax, or $0.12 per diluted share benefit related to a favorable ruling on an aircraft engine maintenance tax case and the reduction of our effective tax rate. See Note 12 to the accompanying consolidated financial statements.

(6) Results for 2001 include the financial results of FedEx Freight East from January 1, 2001 (the date of acquisition for financial reporting purposes).

(7) Results for 2001 include asset impairment charges of $102 million ($65 million, net of tax, or $0.22 per diluted share) at FedEx Express and reorganization costs of $22 million ($14 million, net of tax, or $0.05 per diluted share) at FedEx Supply Chain Services.

(8) Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million, net of tax, or $0.05 per share) to reduce the carrying value of certain goodwill to its implied fair value.

BOARD OF DIRECTORS

James L. Barksdale[2][3]
Chairman and President
Barksdale Management Corporation
Investment management company

August A. Busch IV[2]
President
Anheuser-Busch, Inc.
Brewing organization

John A. Edwardson[1*]
Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Judith L. Estrin[3*]
President and Chief Executive Officer
Packet Design, LLC
Internet technology company

J. Kenneth Glass[1][4]
Chairman, President and
Chief Executive Officer
First Horizon National Corporation
Bank holding company

Philip Greer[2*]
Managing Director
Greer Family Consulting & Investments, LLC
Investment management firm

J.R. Hyde, III[3]
Chairman
GTx, Inc.
Biopharmaceutical company

Dr. Shirley A. Jackson[3][4]
President
Rensselaer Polytechnic Institute
Technological university

Charles T. Manatt[2]
Partner and Co-founder
Manatt, Phelps & Phillips, LLP
Law firm

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Dr. Joshua I. Smith[1]
Chairman and Managing Partner
Coaching Group, LLC
Consulting firm

Paul S. Walsh[2]
Chief Executive Officer
Diageo plc
Consumer food and beverage company

Peter S. Willmott[1][4*]
Chairman and Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm

(1) Audit Committee
(2) Compensation Committee
(3) Information Technology Oversight Committee
(4) Nominating & Governance Committee
** Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FedEx Express Segment

FedEx Express

David J. Bronczek
President and Chief Executive Officer

David F. Rebholz
Executive Vice President, Operations and Systems Support

Michael L. Ducker
Executive Vice President, International

FedEx Trade Networks

G. Edmond Clark
President and Chief Executive Officer

FedEx Freight Segment

FedEx Freight

Douglas G. Duncan
President and Chief Executive Officer

Patrick L. Reed
Executive Vice President and Chief Operating Officer

FedEx Custom Critical

John G. Pickard
President and Chief Executive Officer

Caribbean Transportation Services

Rick A. Faieta
President and Chief Executive Officer

FedEx Ground Segment

FedEx Ground

Daniel J. Sullivan
President and Chief Executive Officer

Rodger G. Marticke
Executive Vice President and Chief Operating Officer

Bram B. Johnson
Executive Vice President,
Strategic Planning, Quality Management and Communications

FedEx SmartPost

Ward B. Strang
President and Chief Executive Officer

FedEx Supply Chain Services

Douglas E. Witt
President and Chief Executive Officer

FedEx Kinko's Segment

FedEx Kinko's

Gary M. Kusin
President and Chief Executive Officer

Kenneth A. May
Executive Vice President and Chief Operating Officer

John M. McDonald
Executive Vice President, Commercial Document Solutions

CORPORATE INFORMATION

Corporate Headquarters: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500.

Annual Meeting: The annual meeting of shareowners will be held in the Peabody Grand Ballroom at The Peabody hotel, 149 Union Avenue, Memphis, Tennessee 38103, on Monday, September 26, 2005, at 10:00 a.m. Central time.

FINANCIAL INFORMATION

Stock Listing: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

Shareowners: As of July 11, 2005, there were 18,277 shareowners of record.

Market Information: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2005 and 2004.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2005				
High	**$83.47**	**$96.63**	**$100.92**	**$101.87**
Low	**72.28**	**81.88**	**89.75**	**83.11**
Dividend	**0.07**	**0.07**	**0.07**	**0.07**
FY 2004				
High	$68.96	$78.05	$75.15	$76.07
Low	59.01	63.70	64.84	65.88
Dividend	0.05	0.05	0.06	0.06

Dividends: FedEx paid a cash dividend on July 1, 2005 ($0.08 per share). We expect to continue to pay regular quarterly cash dividends, though each quarterly dividend is subject to review and approval by our Board of Directors.

Financial Information: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. You will be mailed a copy of the Form 10-K upon request to Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov. The most recent certifications by our principal executive and financial officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by section 303A.12(a) of the NYSE Listed Company Manual.

Independent Registered Public Accounting Firm:
Ernst & Young LLP, Memphis, Tennessee.

CONTACT INFORMATION

Customer Inquiries: Call 1-800-Go-FedEx or visit the Customer Support section of fedex.com: http://www.fedex.com/us/customersupport/

Media Inquiries: Contact FedEx Media Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 434-8100 or visit the About FedEx section of fedex.com: http://www.fedex.com/us/about/

Shareowner Account Inquiries: Contact Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617.

Direct Stock Purchase and Dividend Reinvestment Inquiries: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan Web site at equiserve.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

Investor Inquiries: Contact J.H. Clippard, Jr., Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com or visit the Investor Relations section of fedex.com: http://www.fedex.com/us/investorrelations/

GENERAL INFORMATION

Equal Employment Opportunity: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, age, disability or, where applicable, veteran or marital status.

Service Marks: The following are registered service marks of Federal Express Corporation, registered with the U.S. Patent & Trademark Office and in other countries: FedEx®, FedEx Express®, FedEx Ground®, FedEx Freight®, FedEx Custom Critical®, FedEx Supply Chain Services®, FedEx InSight®, FedEx Home Delivery® and FedEx International Priority DirectDistribution®, FedEx Trade Networks®, FedEx Services® and Caribbean Transportation Services®. FedEx Kinko's Office and Print Centers℠ is a service mark of Federal Express Corporation and Kinko's Ventures, Inc.

♲ This entire annual report is printed on recycled paper.

rategy + Design by Unboundary | Printing by Lithographix, Inc. | Principle photography by Christopher Wahl | Image on pages 5-6 The Visible Earth, http://visibleearth.nasa.gov/






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FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com